UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MANUAL AND MANAGEMENT'S PROPOSAL

FOR THE EXTRAORDINARY SHAREHOLDERS' MEETING OF EMBRAER S.A. TO BE HELD ON NOVEMBER 14th, 2024

embraer.com

Contents

1. Message from the Chairman of the Board of Directors	4
2. Information and Guidelines for Attendance at the Meeting	5
2.1. Voting at the Meeting	5
2.2. Participation through the electronic system of remote participation in the Meeting	6
2.3. Participation through the Distance Voting Ballot (Boletim de Voto à Distância)	8
3. Call Notice	10
4. Management Proposals Regarding Matters for Voting	12
4.1. Ratify the hiring of the specialized company Forvis Mazars Auditores Independentes - Sociedade Simples	12
4.2. Approve the Appraisal Report	12
4.3. Review, discuss and approve the terms and conditions of the Protocol	12
4.4. Approve the Merger of ELEB by the Company	12
4.5. Authorize the Company management to perform all acts required for the achievement and implementation of the adopted resolutions	12
4.6. Election of alternate members of the Company Fiscal Council	13
Annex I – INFORMATION ON THE APPRAISAL EXPERTS	14
Annex I.A – PROPOSAL FOR APPRAISAL EXPERTS WORK	15
ANNEX II – INFORMATION ON THE MERGER	38
ANNEX II.A – PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ELEB EQUIPAMENTOS LTDA. BY EMBRAER S.A.	54
ANNEX II.B – MINUTES THAT DISCUSSED THE MERGER	62
ANNEX II.C - APPRAISAL REPORT	66
ANNEX II.D – BALANCE SHEET OF ELEB EQUIPAMENTOS LTDA.	81
ANNEX III – INFORMATION OF THE CANDIDATES FOR THE FISCAL COUNCIL	83

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ANNEXES

Annex I – Information on Appraisal Experts

Annex I.A – Proposal for Appraisal Experts Work

Annex II – Information on the Merger

Annex II.A – Protocol and Justification for the Merger of ELEB Equipamentos Ltda. by Embraer S.A.

Annex II.B – Minutes that discussed the merger

Annex II.C - Appraisal Report

Annex II.D – Balance Sheet of ELEB Equipamentos Ltda.

Annex III – Information of the Candidates for the Fiscal Council

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1.	Message from the Chairman of the Board of Directors

São José dos Campos, October 14, 2024

Dear Shareholder,

We are pleased to invite you to participate in the Extraordinary General Meeting (“EGM” or “Meeting”) of Embraer S.A. (“Embraer” or “Company”), to be held on November 14, 2024, at 10:30 am, exclusively by digital means.

Embraer shares are listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) since 1989, and since 2006 they have been listed on the New Market segment, and on the New York Stock Exchange (NYSE) since July 2000, through ADRs (American Depositary Receipts).

Embraer share capital is composed exclusively of common shares, in addition to a special class share owned by the Federal Government, and there is no control group or controlling shareholder.

The main matters to be decided at the EGM are described in the Call Notice, according to item 3 below. Embraer Management has presented proposals regarding the matters under voting, which are included in this Manual.

The Company will hold the EGM exclusively digitally in compliance with the provisions of Resolution No. 81/22 of the Brazilian Securities and Exchange Commission (“CVM”) (“RCVM 81”). Therefore, shareholders may (i) send a distance voting ballot prior to the EGM, or (ii) attend and vote, digitally, during the EGM through the electronic system made available by the Company, as indicated in this Manual.

For the installation of the Meeting, the first call will require the attendance of shareholders representing at least 25% of the share capital with voting rights, pursuant to Article 21 of the Bylaws. If the quorum is not reached, the Company will publish a new call notice with a new date for the Meeting, which will be held with the attendance of any number of shareholders.

Given the legal and statutory requirements regarding the quorum for decisions, I point out and emphasize the importance of your vote in order to decide on the matters hereby presented.

Embraer relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer image of leadership and innovation in the capital markets. We hope that the information herein contained, prepared within this concept, can clarify the issues on the agenda and motivate you to attend the EGM.

We emphasize that the information and guidelines contained in this Manual do not replace or change the legislation or regulations applicable to the General Meeting and to the participation of shareholders, which will be fully complied with.

We count on your participation in the Meeting, in the best interest of Embraer. Remember, your vote is very important to us.

Thank you for your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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2.	Information and Guidelines for Participation in the Meeting

2.1.          Voting in the Meeting

The participation of shareholders in the EGM is of great importance. Each common share shall grant the right to one vote in the resolutions of the Meeting, subject to the following limits established in the Company Bylaws:

a)	No shareholder, or Group of Shareholders (as defined below), Brazilian or foreign, may exercise votes in a number greater than 5% of the number of shares which the Company share capital is divided into, pursuant to Article 4, item III, “a”, of the Company Bylaws; and
b)	The set of Foreign Shareholders (as defined below) and Groups of Foreign Shareholders (as defined below) may not exercise votes in a number greater than 2/3 of the total votes granted to the set of Brazilian Shareholders (as defined below) present, pursuant to Article 4, item III, “b”, of the Company Bylaws.

The above limitations apply to Foreign Shareholders and Groups of Foreign Shareholder, jointly and successively.

In the votes on the resolutions of the Meeting, the votes of Brazilian Shareholders and Foreign Shareholders will be counted separately. For this purpose, the Chairman of the Meeting will count and disclose, after its installation, the total number of votes that may be exercised by Brazilian Shareholders and Foreign Shareholders, subject to the voting limits established in the Company Bylaws. If the total votes of the Foreign Shareholders exceeds 2/3 of the votes that may be exercised by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of a distance voting ballot sent directly to the Company or by third parties, shall be proportionally reduced by the percentage of the excess, so that the total votes of Foreign Shareholders do not exceed the limit of 40% of the total votes that may be exercised at the Meeting.

For the purposes of applying the restriction to the maximum number of votes attributed to each shareholder, please consider the following definitions contained in Embraer Bylaws:

Group of Shareholders – Two or more shareholders are considered Groups of Shareholders: (i) that are parties to a voting agreement, either directly or through subsidiaries, controlling companies or companies under common control; (ii) if one is, directly or indirectly, the controlling shareholder or controlling company of the other, or of the others; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, shareholders or not; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or enterprise with the same administrators or managers, or, also, which administrators or managers are companies directly or indirectly controlled by the same person, or group of persons, shareholders or not.

Regarding the investment funds, only those with a common management which investment policy and exercise of votes at the Shareholders’ Meeting, under the terms of the relevant regulations, which is the responsibility of the management, on a discretionary basis, are considered members of the Group of Shareholders.

Holders of securities issued under the Company Depositary Receipts program are not considered a Group of Shareholders, unless they meet any of the circumstances set forth in items (i) to (iv) above.

Any shareholders or Groups of Shareholders represented by the same agent, manager or representative in any capacity shall be considered as part of the same Group of Shareholders at the Meeting, except in the case of holders of securities issued under the Company Depositary Receipts program, when represented by the relevant Depositary Bank.

In the case of shareholders agreements that deal with the exercise of voting rights, all their signatories shall be considered members of the same Group of Shareholders for the purposes of the limitation on the number of votes described above.

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Group of Foreign Shareholders – A Group of Shareholders will be considered foreign whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are considered Brazilian Shareholders: (i) Brazilian natural persons, born or naturalized, residing in Brazil or abroad; (ii) legal entities governed by private law organized in compliance with Brazilian law that have their headquarters of administration in the Country and: a) that do not have a foreign controlling shareholder or controlling company, unless the latter is included in paragraph “b” of this definition; b) are controlled, directly or indirectly, by one or more natural persons referred to in item (i) of this definition; and (iii) investment funds or clubs organized in compliance with Brazilian law that have their headquarters in the Country and which management and/or condominium owners holding the majority of their quotas are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders - Foreign Shareholders are the persons, natural or legal, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that do not prove, pursuant to paragraph 2 of article 10 of the Company Bylaws, that they meet the requirements to be registered as Brazilian Shareholders.

2.2.	Participation through the electronic system of remote participation in the Meeting

The Meeting will be held exclusively digitally, in Portuguese, and, to this purpose, the Company will provide an electronic system for remote participation (Microsoft Teams) that will allow shareholders to participate, express themselves and vote at the Meeting without being physically present.

This system for remote participation is in line with RCVM 81 and allows: (i) the response and simultaneous access to documents presented during the Meeting that may not have been made available previously; (ii) the full recording of the Meeting by the Company itself; and (iii) communication between participants.

Through this platform, shareholders will have real-time access to the audio and video of the presiding members and the other shareholders and are able to express themselves and exercise all the rights inherent to them under the terms of the applicable regulations.

Shareholders who wish to participate in the Meeting, directly or represented by attorneys-in-fact, must express their interest to the Company, by the e-mail investor.relations@embraer.com.br, at least 48 hours prior to the Meeting, which must be properly accompanied by all the shareholder documentation for their participation, as described below, and the shareholder is liable for the veracity of the documents.

The shareholder must also inform the e-mail through which he/she wishes to receive the instructions for participation in the Meeting.

The Company will send the instructions only to shareholders who have responded within the deadline and conditions above, and which documentation has been validated by the Company. Please note that, pursuant to §3 of article 6 of RCVM 81, shareholders who do not respond and do not submit the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting.

If the shareholder who has properly expressed his/her interest in participating in the Meeting does not receive from the Company the e-mail with the instructions for accessing and participating in the Meeting by 10:30 am. of November 12, 2024, he/she must contact the Company Investor Relations Department, by phone +55 (11) 3040-8445, until 6 pm of November 12, 2024.

The shareholder or his/her accredited legal representative: (i) may use the link and instructions to be sent by the Company solely and exclusively for the digital attendance of the Meeting, (ii) is not authorized to transfer or disclose, wholly or partially, the link to any third party, shareholder or not, which is non-transferable, and (iii) is not authorized to record or reproduce, wholly or partially, nor transfer to any third party, shareholder or not, the content or any information transmitted by digital means during the Meeting.

The technical requirements for participation in the Meeting are: (a) for computer-based participation: (i) have installed a web browser compatible with Microsoft Teams; (ii) broadband Internet connection; (iii) built-in webcam or external USB camera, microphone, and speakers that are compatible with Microsoft Teams; and (iv) minimum processor and other requirements reviewed by the platform vendor (//microsoft.teams.com); and (b) for mobile device participation: (i) have the Microsoft Teams app installed; (ii) have a broadband connection; and (iii) have a camera, microphone, and speakers compatible with Microsoft Teams.

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The Company recommends that, on the day of the Meeting, accredited shareholders access the digital participation system at least 30 minutes before the scheduled time for the Meeting start, that is, at 10am on November 14, 2024, with the purpose of allowing, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder or his/her representative through the presentation of his/her photo ID document via webcam to the Company hosts.

The Company also recommends that participants familiarize themselves in advance with the use of the Microsoft Teams electronic platform and ensure the compatibility of their electronic devices with the use of said platform - by chat, audio and video.

We emphasize that, when accessing the link to participate in the Meeting, those present must keep their cameras in operation throughout the course of the Meeting, unless required by a representative of the Company, for any reason, to turn off their video functionality. Those present should also, for the benefit of sound quality, keep their microphones off, activating them only when they need to respond orally.

Please note that, for the purpose of optimizing time, the voting procedure adopted by the Company will only require the oral response of the shareholders for any votes against or abstentions, and if there are difficulties in the shareholder communication by audio, the response for the opposing vote or abstention through the chat will be accepted. The Company will not be liable for any operational or connection problem that any shareholder, legal representative or attorney-in-fact may eventually face, and also for any other event or situation that is not under the Company control, which may hinder or make it impossible for his/her digital participation in the Meeting.

To participate directly in the Meeting or through an attorney-in-fact, we request that the following documents are submitted to Embraer at least 48 (forty-eight) hours prior to the date of the Meeting:

For natural persons:

(a)	Identification document with photo of the shareholder, such as: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Membership Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver’s License (CNH);
(b)	Instrument of power of attorney with special powers for representation in the Meeting, in the case of an attorney-in-fact, who must have been constituted less than one (1) year ago. The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil.

For legal entities:

(a)	Identification document with photo of the legal representative, such as: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Membership Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver’s License (CNH);
(b)	Power of attorney instrument with special powers for representation at the Meeting, in the case of an attorney-in-fact, which must have been constituted less than 1 year ago, and the Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil, or a copy of the articles of incorporation and the minutes of election of the legal entity management, or other corporate documents that prove the validity of the representation, under the terms of the Brazilian Corporation Law or the Civil Code, as applicable.

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For investment funds:

(a)	Identification document with photo of the legal representative, such as: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Membership Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver’s License (CNH);
(b)	the Fund last consolidated regulation;
(c)	articles of incorporation of its administrator or manager, as applicable, depending on the competence to represent the fund at the Meeting of its investees, observing the fund voting policy and corporate documents that prove the powers of representation;
(d)	copy of the minutes of election of the fund administrators.

For shareholders who have their shares deposited in the fungible custody of shares, the following must be submitted: (i) statement provided by the custodian institution confirming their relevant shareholding positions; and (ii) proof of capacity of the Brazilian Shareholder or Foreign Shareholder, (x) showing a document of his/her identification, or (y) depositing with the Company the receipt issued by the depositary financial institution of the book-entry shares or in custody pursuant to article 40 of Law No. 6,404/76 (the Company will waive the presentation of proof by the holder of book-entry shares included in the list of shareholders provided by the depositary financial institution), as provided for in Article 20 of the Company Bylaws.

For the purpose of verifying the limit of votes that may be exercised at the Meeting, you shall also inform the Company, at least 48 (forty-eight) hours prior to the holding of the Meeting, if you belong to a Group of Shareholders, as defined in the Company Bylaws.

The Company also informs that, in order to simplify the participation of shareholders, it will not be necessary for this Meeting to have notarized power of attorney instruments.

The documents mentioned above must be delivered only by the e-mail investor.relations@embraer.com.br, observing the deadlines herein described.

2.3.          Participation through the Distance Voting Ballot

If the shareholder chooses to send the distance voting ballot directly to the Company, he/she must do so only electronically, forwarding the following documents to the addresses below:

(i) digitization of the original copy of the distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities and Exchange Commission (CVM) (www.gov.br/cvm/) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) on the world wide web, properly completed, initialed on all pages and signed at the end;

(ii) for the purposes of your capacity as a Brazilian Shareholder or Foreign Shareholder, (x) scan of the original copy of the document containing your identification, or (y) the receipt issued by the depositary financial institution of the book-entry shares or in custody pursuant to Article 40 of Law No. 6,404/76 (the Company will waive the presentation of proof by the holder of book-entry shares included in the list of shareholders provided by the depositary financial institution); and

(iii) scan of the original copy of the following documents:

For natural persons:

- identification document with photo of the shareholder.

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For legal entities:

- last consolidated bylaws or articles of incorporation and corporate documents proving the shareholder legal representation; and

- identification document with photo of the legal representative.

For investment funds:

- the fund last consolidated regulation;

- bylaws or articles of incorporation of its administrator or manager, as applicable, observing the fund voting policy and corporate documents that prove the powers of representation; and

- identification document with photo of the legal representative.

The above ballots and documents must be received no later than 7 days before the date of the Meeting and those received after this date will be disregarded.

The Company waives the certification of signature, notarization and consularization for the acceptance of the distance voting ballot. The Company will not require the sworn translation of documents that have been originally drawn up in Portuguese, English or Spanish or that are accompanied by the relevant translation into those languages. The following identification documents are accepted with photo: RG, RNE, CNH, Passport or, also, officially recognized professional licenses.

Pursuant to the regulations in force, the Company will notify the shareholder, within 3 days, (i) the receipt of the distance voting ballot, and also whether the received documents are sufficient or not for the vote to be considered valid; or (ii) the need to rectify or resend the distance voting ballot or the documents attached to it, describing the procedures and deadlines necessary for the regularization of the remote voting.

As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may transmit the voting instructions for filling out the distance voting ballot through: (i) their relevant custody agents, in the case of shares that are deposited in a central depositary; or (ii) the financial institution hired by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in a central depositary.

The Company requests that the above documents are sent to the attention of its Investor Relations Department, exclusively to the following electronic address: investor.relations@embraer.com.br.

In case of any doubt regarding the procedure and deadlines of this item 2.3, please contact the Investor Relations Department, at +55 (11) 3040-8445, email investor.relations@embraer.com.br.

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3.	Call Notice

(The Call Notice will be published in the newspapers “O Vale” and “Valor Econômico” in the editions of October 14, 15 and 16, 2024)

EMBRAER S.A.

PUBLICLY-HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to meet, on first call, at an Extraordinary Shareholders Meeting (“Meeting”) to be held on November 14, 2024, at 10:30am, in the exclusively digital format, as detailed below, for the purposes of Resolution No. 81/2022 (“RCVM 81”), and which agenda will be the following:

1.	Approve the ratification of the hiring of Forvis Mazars Auditores Independentes - Sociedade Simples, headquartered in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Suite 54, 5th floor, ZIP 13024-001, registered with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Council of the State of São Paulo under CRC No. 2SP023701/O-8, for the assessment of the net equity of ELEB Equipamentos Ltda., a limited liability company, headquartered in the city of São José dos Campos, State of São Paulo, at Rua Itabaiana, No. 40, Jardim Petrópolis, ZIP 12237-540, registered with the CNPJ/MF under No. 55.763.775/0001-00 (“ELEB”), to be absorbed by the Company as a result of the merger (“Appraisal Report”);
2.	Approve the Appraisal Report;
3.	Review, discuss and approve the “Protocol and Justification for the Merger of ELEB Equipamentos Ltda. by EMBRAER S.A.” (“Protocol”), which sets forth the terms, conditions and justification for the merger of ELEB by the Company;
4.	Approve the merger of ELEB by the Company, under the terms established in the Protocol, effective as of January 1, 2025;
5.	Authorize the Company management to perform all acts required for the achievement and implementation of the adopted resolutions; and
6.	Elect alternate members of the Company Fiscal Council, pursuant to the Management Proposal.

Pursuant to paragraph 6 of Section 124 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those referred to in articles 11, 22 and 25 of RCVM 81, are available to shareholders at the Company headquarters and on the websites of the Company (ri.embraer.com.br), the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) (www.gov.br/cvm/) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the world wide web.

General Instructions:

a) Shareholders may participate in the Meetings through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b) To participate in the Meetings directly, through a legal representative (or proxy), we request that you submit to the Company, at least 48 hours prior to the date of the Meetings, the following documents: (i) power of attorney with special powers for representation at the Meetings, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours prior to the Meetings, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

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c) The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

Additional Information on participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: Shareholders who choose to participate in the Shareholders’ Meetings through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, and the guidelines and details for connection in the electronic environment will be sent to the shareholders (or, if applicable, their legal representatives or proxies) who express their interest in participating in the Meetings through an e-mail to investor.relations@embraer.com.br, until November 12, 2024, which include the documents required for such shareholder’s participation in the Meeting as detailed in the Manual for participation in the Meeting, published on the same date and available on the websites indicated below.

The electronic participation system to be made available by the Company will enable shareholders registered within the aforementioned period to make statements and vote at the Meetings without being physically present, as set forth in RCVM 81.

Detailed rules and guidelines, as well as the procedures and additional information for shareholder’s participation in the Meetings by means of the electronic participation system, are contained in the Management’s Proposal available on the Internet on the website of the Company (ri.embraer.com.br), the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the world wide web.

DISTANCE VOTING BALLOT: to participate in the Meetings through distance voting ballot (boletim de voto à distância), shareholders shall send a distance voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meetings published on the date hereof and available on the websites specified above.

São José dos Campos, October 14, 2024.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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4.	Management Proposals Regarding Matters for Voting

4.1.          Ratify the hiring of the specialized company Forvis Mazars Auditores Independentes - Sociedade Simples

In compliance with the provisions of Articles 227 and 8 of Law No. 6,404/76, the Company Board of Directors proposes that the hiring of the specialized company Forvis Mazars Auditores Independentes - Sociedade Simples (CNPJ/MF under No. 07.326.840/0004-30 and CRC No. 2SP023701/O-8) is ratified for the preparation of the appraisal report of ELEB net equity (“Appraisal Report”), at book value, based on ELEB balance sheet of May 31, 2024.

Pursuant to Annex L of RCVM 81, we provide the information required in Annex I to this Manual.

4.2.          Approve the Appraisal Report

Embraer Board of Directors proposes that the Appraisal Report is approved.

We provide a copy of the Appraisal Report in Annex II.C to this Manual.

Considering that, on this date, the total share capital of ELEB is held by the Company and ELEB net equity is fully reflected in EMBRAER net equity as a result of the application of the equity method, in compliance with the decision made in the context of SEI Proceeding No. 19957.011351/2017-21, the provisions related to the preparation of the calculation for the substitution ratios of ELEB shares are not applicable, pursuant to article 264 of Law No. 6,404/76, and also, it will not be necessary to adopt specific measures aimed at complying with the fiduciary duties of EMBRAER management, pursuant to CVM Guideline Opinion No. 35.

4.3.          Review, discuss and approve the terms and conditions of the Protocol

The Company Board of Directors recommends that its shareholders carefully review the terms and conditions of the “Protocol and Justification for the Merger of ELEB Equipamentos Ltda. by EMBRAER S.A.” (“Protocol”), entered into by the Company and ELEB management, and, if they agree, approve the said Protocol.

Please note that, on this date and at the time of the merger, the Company is the holder and will continue to hold 100% of the share capital of ELEB and that the aforementioned merger reflects, therefore, only a corporate reorganization, in order to rationalize operations, optimize management and minimize expenses. The merger of ELEB by the Company will not result in an increase or reduction in the Company net equity, given that 100% of the quotas representing ELEB share capital are held by the Company, and, to the extent that ELEB net equity is already fully reflected in the Company net equity, as a result of the application of the equity method.

4.4.          Approve the Merger of ELEB by the Company

Embraer Board of Directors proposes that ELEB is merged into the Company (“Merger”), pursuant to the Protocol, effective as of January 1, 2025.

Pursuant to Annex I of RCVM 81, we make available the main terms of the Merger in Annex II to this Manual.

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4.5.          Authorize the Company management to perform all acts required for the achievement and implementation of the adopted resolutions

Considering the information provided above, Embraer Board of Directors proposes the authorization to the management to adopt all the necessary measures for the formalization of the Merger, and also to ratify the acts already performed by the management with the objective of implementing the Merger.

4.6.          Election of an alternate member of the Company Fiscal Council

Considering the resignation on May 18, 2024 of the alternate member of the Company Fiscal Council, Ms. Doris Beatriz França Wilhelm and the resignation on October 2, 2024 of the alternate member of the Company Fiscal Council, Mr. Luiz Augusto Fraga Navarro de Britto Filho, both elected at the Company Annual General Meeting held on April 25, 2024, Embraer management proposes the election of Ms. Patricia Leisnock, finance director, holder of the Identity Card (RG) number 22.565.479-9 SSP/SP and enrolled with the Individual Taxpayer Roll of the Ministry of Economy (CPF/ME) under number 133.012.558-41, with address in the city of São Paulo, State of São Paulo and of Mr. Leonardo José da Silva Neves Gonzaga, accountant, holder of the Identity Card (RG) number 10.852.814-2 – IFP/RJ and enrolled with the Individual Taxpayer Roll of the Ministry of Economy (CPF/ME) under number 071.082.207-33, with address in the city of Rio de Janeiro, State of Rio de Janeiro, to respectively occupy the position of alternate members of the Fiscal Council now vacant until the Company Annual General Meeting that reviews, discusses and votes on the management accounts and financial statements for the fiscal year ended December 31, 2024.

In compliance with article 11, item I, of RCVM 81, the Annex III to this Manual contains the information provided for in items 7.3 to 7.6 of the Reference Form, regarding the candidate nominated by management to the Company Fiscal Council.

.

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Annex I – INFORMATION ON APPRAISAL EXPERTS

(According to Annex L of CVM Resolution 81/22)

In compliance with the provisions of Annex L of CVM Resolution 81/22, Embraer provides the following information for the EGM:

1. List the Appraisal Experts recommended by management

Forvis Mazars Auditores Independentes - Sociedade Simples, headquartered in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Suite 54, 5th floor, ZIP 13024-001, registered with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Council of the State of São Paulo under No. CRC 2SP023701/O-8 (“Mazars”).

2. Describe the capacity of recommended Appraisal Experts

Mazars is an internationally integrated partnership, specialized in audit, consulting, financial advisory, tax consulting and BPO, operating in more than 100 countries and territories.

Mazars is qualified to meet all the required value standards, nationally and internationally, throughout the phases and operations that make up the business life cycle. The reports prepared by Mazars comply with the laws of corporations, accounting pronouncements committee, corporate restructuring, and public offering of shares, among others.

3. Provide copies of the work proposals and remuneration of the recommended Appraisal Experts

See proposal that constitutes Annex I.A.

4. Describe any material relationship existing in the last three (3) years between the recommended Appraisal Experts and parties related to the Company, as defined by the accounting rules that deal with this matter.

Mazars has no interest, direct or indirect, in the companies involved or in the transaction, and also there is no other relevant circumstance that could characterize a conflict of interest. Mazars has no investments in Embraer or any company in the group, nor has it provided in the last three (3) years any other service for Embraer other than the accounting report of the merger of ELEB Equipamentos Ltda. by Embraer.

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Annex I.A – PROPOSAL FOR APPRAISAL EXPERTS WORK

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Proposal for the Provision of Professional Audit Services

June/2024

forvis mazars

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Campinas, June 17, 2024.

Attn.: Mrs. Sandra Mara de Lima

ELEB Equipamentos Ltda.
CNPJ/MF nº 55.763.775/0001-00
AVENIDA ITABAIANA, 40 - CONJ. 31 DE MARCO
São José dos Campos/SP
Brazil
ZIP: 12237-540

Dear Sirs,

Forvis Mazars Auditores Independentes - Sociedade Simples Ltda. thanks you for the opportunity to present a proposal for the review of the accounting information of ELEB Equipamentos Ltda. (“Company”, “ELEB” or “CLIENT”) for the purpose of issuing an appraisal report of its net equity calculated by means of accounting books (“report”), for the purpose of the Merger to Embraer S.A. The purpose of this proposal is to confirm our understandings regarding the responsibilities - of this company and you - regarding the work as auditors of ELEB Equipamentos Ltda., on May 31, 2024. The terms of this agreement will remain in effect until modified in writing, with the consent of both parties.

The purpose of this proposal is to confirm our understandings regarding the responsibilities - of this company and you - regarding the audit work to be provided to ELEB (and its subsidiaries on behalf of the country).

This Proposal was issued in compliance with CFC Resolution No. 1,590/20 and, if formally approved by ELEB, will automatically become the Professional Audit Services Agreement.

We emphasize our interest in being able to serve you, understanding your needs and proposing the best work methodology for the area of operation.

Best Regards,

FORVIS MAZARS AUDITORES INDEPENDENTES - SOCIEDADE SIMPLES LTDA.

Campinas Branch

CNPJ/MF nº 07.326.840/0004-30

Av. Coronel Silva Telles, No. 1002, 5th floor Cambuí

Campinas (SP) ZIP: 13024-001

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1.	Presentation of Forvis Mazars

Forvis Mazars is a global network, a leader in professional services, operating under a single brand with only two members: Forvis Mazars, LLP in the United States and Forvis Mazars Group SC - an international, integrated partnership operating in more than 100 countries and territories.

With a legacy that lasts more than 100 years, Forvis Mazars is a natural extension of both companies' heritage. At our core is a commitment to offering a different perspective and an unparalleled customer experience that is customized, perfect and natural. As a network of only two allied organizations, we move quickly to deliver consistent and responsive audit, tax consulting, and business advisory services around the world.

We cultivate a deep understanding of our clients industries, providing greater insight, deeper expertise, and customized solutions. Together, our teams of more than 40,000 professionals have the expertise and skills to better serve organizations of all sizes, both locally and globally, now and in the future.

Our Services

Audit

•	Audit of Financial Statements and Reporting Package
•	Limited review of financial statements (NBC TR 2400)
•	Previously agreed procedures (NBC TSC 4400)
•	Appraisal report to the net accounting collection (CTG 2002)
•	Review of interim information, including ITR (NBC TR 2410)
•	Issuance of comfort letters (CTA 23)
•	Diagnosis and implementation of IFRS, CPC and PCAOB standards.
•	Audit of specific scenarios and isolated accounts (NBC TA 805)
•	Project audit
•	Audit for the purposes of Rota 2030 (Law No. 13,755/18)
•	Audit of RDA, for the purposes of the Information Technology Law (Law No. 8,248/91)
•	Other assurances

Consulting

•	Business continuity planning;
•	Strategy and excellence of business function;
•	Change management;
•	Organizational project;
•	Performance management;
•	Corporate risk management;
•	Governance;
•	Internal audit;
•	Internal controls;
•	Corporate risk management.

Financial Advisory

•	Transaction Advisory - Due Diligence;
•	Transaction Tax;
•	Valuation of Companies and Intangible Assets;
•	Valuation of Fixed Assets;
•	Financial Modeling;
•	Mergers & Acquisitions and Financial Restructuring;
•	Forensic investigation & compliance

Tax Consulting

•	International taxation;
•	Labor and social security;
•	Indirect taxes;
•	Transfer pricing;
•	Mergers and acquisitions;
•	Direct taxes;
•	Taxation of individuals and expatriates;
•	Tax Compliance and credit survey;
•	Tax incentives and technological innovation;
•	Corporate restructuring.

BPO

•	Accounting and reporting;
•	HR and payroll;
•	Tax compliance;
•	Administrative support and Paralegal support;
•	Staff Loan Services;
•	Finance and treasury.

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2.	Proposed Services

Our services will comprise the review of the accounting information of ELEB Equipamentos Ltda. on May 31, 2024, for the purpose of issuing an appraisal report of its accounting net equity calculated through accounting books, for the purposes of the merger to Embraer S.A.

The work will be conducted in compliance with the technical communication “2002 CTG – APPRAISAL REPORT ISSUED BY ACCOUNTANT” and with the Brazilian and international auditing standards, issued by the Federal Accounting Council (CFC). These standards require that the auditor complies with the relevant ethical requirements set forth in the Code of Professional Ethics and the Professional Standards issued by the CFC and that the audit is planned and executed for the purpose of obtaining reasonable assurance that the accounting information is free from material misstatement. An audit involves carrying out procedures to obtain audit evidence regarding the amounts and disclosures in the accounting information. The selected procedures depend on the auditor judgment, including the risks assessment of material misstatement of accounting information, regardless if caused by fraud or error. An audit also includes an adequacy assessment of the accounting practices used and the reasonableness of the accounting estimates made by management, and also an assessment of the accounting information presentation taken as a whole.

3.	Work Objectives

We will review the accounting information of ELEB Equipamentos Ltda., on May 31, 2024, prepared in compliance with the accounting practices adopted in Brazil. Our review will be conducted with the objective of issuing an appraisal report of the accounting net equity calculated through the accounting books, for the purposes of the merger to Embraer S.A. At the end of our audit, we will issue and forward to ELEB Equipamentos Ltda. management the appraisal report of its net equity calculated through accounting books, in Portuguese.

We will discuss a work schedule with you, which will include a final visit when the accounting information is made available for our review. We estimate to deliver a draft of our report, for your appreciation, after the conclusion of our fieldwork, and also issue our report in definitive format, after receiving the letter of approval from the management of ELEB (“management”) and the authorization for its issuance in final format. The compliance with the above deadlines is directly linked to the timely delivery by ELEB of all documents, information and approval letters required for providing our services.

Our audit report will necessarily cover the following two aspects:

If the review has been conducted in compliance with recognized auditing standards and if we have applied all the technical audit processes that we deem necessary, in the circumstances, and

If the value of the assets and rights, net of obligations, which are part of the accounting net equity, contained in the appraisal report are recorded in the accounting books in compliance with the accounting practices adopted in Brazil.

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Therefore, and in compliance with the current and applicable auditing standards, our report may be: without exceptions, with exceptions, or abstention from conclusion. In addition, our report may include a paragraph of emphasis or other matters, in the circumstances also provided for in the auditing standards.

Although we cannot guarantee fraud detection, our work is planned and executed to obtain reasonable, but not absolute, assurance that any errors or fraud that may have a material effect on accounting information will be detected. The audit is based on the concept of testing by samples of the data under review, and so is subject to limitations. Therefore, errors and frauds that may have direct effects on accounting information may eventually go undetected. In addition, the consideration of existing control systems will not be sufficient to enable us to attest to the security and effectiveness of internal controls associated with operations, records and financial reporting.

Our review will not include a detailed audit of transactions to the extent necessary for detecting errors and fraud that do not have a material effect on the accounting information; however, if they come to our attention, we will notify you. In this context, the concept of relevance is considered regarding accounting information as a whole, and not for its absolute or isolated effect.

If you intend to publish or reproduce our report with the accounting information, whether in printed or electronic format (for example, on an Internet website), or even make another type of reference to Mazars in a document containing other information, it is mutually agreed that the draft of the document will be provided to Mazars for reading, consideration and approval, before it is distributed to third parties (regulatory bodies, stock exchanges, etc.). We emphasize that our report must always be reproduced in full together with the accounting information, including the explanatory notes.

Despite the foregoing, in the event that you decide to include our report on the accounting information in shares public offering documents or other form of document, you agree to obtain our prior consent or authorization. Likewise, no reference to Mazars may be made in these documents without our prior consent. Possible work related to these types of documents should be contracted separately.

The work papers and files created by us in the course of our audit tasks, including electronic documents and files, are the exclusive property of Mazars, in compliance with the rules that govern our professional practice.

The terms of this letter shall remain in effect until modified in writing, with the consent of both parties.

4.	Reports to be Issued

At the end of our work, we will issue the appraisal report of the accounting net equity calculated through the accounting books, mentioned below:

•	ELEB Equipamentos Ltda.

The content of the aforementioned report will be discussed with ELEB Management before its final issuance. If there is no response from ELEB within five days, the delivery of the report by Mazars to ELEB will correspond to the acceptance of the services, and the non-acceptance, without just cause, will correspond to the automatic assumption by ELEB of the full and unrestricted liability for the effects arising from the non-receipt that may impair ELEB, Mazars or third parties.

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5.	Liability of the Management

The accounting information to be submitted to the audit will be prepared under the liability of the management. Therefore, it is the management liability to maintain an adequate record of all transactions in the accounting records and to define and maintain sufficient internal controls to allow that the accounting information is prepared in compliance with the accounting practices adopted in Brazil. The contracting of the service object of this proposal does not exempt the management from complying with this liability. In addition, management is liable for providing the auditor with access to all relevant information that management is aware of for the preparation of the report, such as records, documentation and other matters, in addition to additional information that the auditor may request from management for audit purposes and unrestricted access to ELEB staff that the auditor determines is necessary to obtain audit evidence.

As required by the auditing standards, we will inquire with management and other ELEB staff about the statements contained in the balance sheet and the effectiveness of the internal controls associated with operations, records and financial reports. Auditing standards also state that we must obtain a letter of representation from senior management, including the CEO, on significant topics and basic statements regarding accounting information. In addition, management agrees to inform facts, which may affect the equity report, which it became aware of during the period between the base date of the report and the date when the report is issued. The results of our audit tests, the responses to our inquiries and the written statements of the management will constitute the evidence on which we intend to place our reliance in forming our conclusion on the accounting net equity.

6.	Internal Controls and Error and Fraud Detection

As part of our review, we will consider an understanding of the operational and administrative control systems, knowledge of the procedures for recording operations, and the accounting principles applicable to the preparation of ELEB financial statements.

This consideration will not include a detailed study or assessment of internal controls with the primary objective of concluding on such a structure. Our procedures will include gaining an understanding of the internal controls framework and testing the controls we intend to rely on, to the extent we deem necessary. We will inform Management, by specific report, of any significant deficiencies in internal controls associated with operations, records and financial reports that come to our attention in the course of our audit work. This report is for the exclusive use of the Management.

The primary liability for the prevention and detection of errors and fraud lies with the Management. Therefore, an effective structure of internal controls reduces the possibility that they will occur or, at least, contributes to their detection, both by management and independent auditors. Consequently, although we cannot guarantee their detection, our work is planned and executed to obtain reasonable, but not absolute, satisfaction that any errors or frauds that may have a material effect on the financial statements are detected.

Because of the inherent limitations of auditing, together with the inherent limitations of internal control, there is an unavoidable risk that some material misstatements may not be detected, even if the audit is properly planned and executed in compliance with auditing standards. In our risk assessment, we will consider internal control relevant to the preparation of ELEB financial statements, to plan audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ELEB internal control. However, we will communicate in writing any significant deficiencies in internal control that are material to the audit of the financial statements that we identify during the audit. The report is intended for the use of the Management only.

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7.	Auditor Limitations and Liability

We clarify that the events and circumstances listed below are inherent to the audit of financial statements and cannot, under any circumstances, be considered as insufficiency or deficiency of any nature in the provision of audit services:

i.	Audit services are developed based on tests and, due to this limitation and others inherent to auditing, and to any internal control system, it is possible that any relevant failure in the financial statements is not detected;
ii.	The scope of the work hereby proposed does not cover the specific and determined obligation of Forvis Mazars to detect fraud in ELEB operations, records and documents. However, if evidence is found either the existence of fraud or the mere existence of an environment conducive to its occurrence, these will be promptly informed to ELEB Management;
iii.	The scope of audit work does not cover the fulfillment of personal or specific interests and is related to legal, regulatory and ethical issues that determine that the work is performed independently;
iv.	Our legislation is complex and, often, the same provision can have more than one interpretation. Forvis Mazars seeks to keep up to date on the various interpretative currents, enabling a broad evaluation of the alternatives and the risks involved. Therefore, it is certain that there may be interpretations of the law in a different way than ours. Under these conditions, neither Forvis Mazars, nor any other firm, can give ELEB full assurance that it will not be questioned by third parties or even fined by the inspection;
v.	There are circumstances in which deficiencies in the documentation of internal controls or accounting records impose the need to insert “emphasis paragraphs” or exceptions in the audit report, evidencing to the reader certain aspects or limitations of the information contained in the audited financial statements. Depending on the severity of the deficiencies, the task may be concluded with an audit report containing a negative opinion or adverse opinion of the auditor on the financial statements.

We emphasize that the participation of ELEB employees, who must be appointed by the start date of the audit services, will be essential for the achievement of an adequate result. Therefore, ELEB will be liable for contributing to the execution of the services, providing us with timely access to your data, information and personnel, not only making available the documentation and the relevant accounting records, the provision of the information that may be requested by Forvis Mazars in compliance with the audit services, the regular execution of normal accounting work and the compilation of relevant data, in addition to the preparation of analyses, tables, reconciliations and statements.

In the execution of the activities under its responsibility, ELEB must observe that: (i) the data to be made available must express, exhaustively, the transactions or operations which they refer to and must be presented in a timely manner; (ii) the responsibility for the preparation of the financial statements, including relevant disclosures, is the exclusive responsibility of its Management, and this responsibility includes the maintenance of adequate accounting records and internal controls, the selection and application of accounting standards, and the protection of ELEB assets; and (iii) as part of the audit process, Forvis Mazars shall have the right to request from the Company Management written confirmation of the statements and oral information that may be provided to Forvis Mazars.

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In this context, ELEB shall be solely liable for the performance of its employees and agents, and for the accuracy and completeness of the data and information provided to us for the purpose of the services of this proposal. Forvis Mazars will not be held liable, under any circumstances, for damages or losses arising from the untimely presentation of data by ELEB, which may impair the regular progress or the result of the services, nor will it bear such damages or losses. Also, Forvis Mazars shall not be liable for the quality or sufficiency of documents, master and ancillary accounting records and data that may be made available in response to requests made by Forvis Mazars.

Our services may include recommendations; however, decisions regarding the implementation of such recommendations will be under the full liability of ELEB. Therefore, as a service provider, Forvis Mazars is not liable for any management act that ELEB may adopt or perform based on — or as a result of — information, audit reports and reports resulting from the audit services object of this proposal, nor by the inappropriate or unauthorized use that ELEB may make of them, directly or indirectly, or by facilitating third parties to do so.

If it is in the interest of ELEB to hire the audit services of Forvis Mazars and provided that there is no impediment to such hiring, Forvis Mazars will provide the services in compliance with this proposal and in compliance with the standards established by the relevant legislation and the regulatory procedures issued by the regulatory bodies of the Brazilian activities and professional bodies, through the employment of qualified professionals in sufficient numbers, for whom ELEB must provide the adequate, necessary and indispensable infrastructure for the provision of services.

Forvis Mazars will be liable before ELEB for proven losses and damages that may be caused to ELEB, contractual and/or non-contractual, arising from proven acts or omissions practiced by Forvis Mazars through its representatives, up to the limit of the total amount of the fees hereby agreed. The limitation hereby established does not apply to damages resulting from intentional or fraudulent acts practiced and duly proven in a proper lawsuit.

The Parties agree that Forvis Mazars shall not be liable for: (i) any indirect, incidental or similar damages, including, with no limitation, lost profits, business interruption, cost of capital, loss of business opportunities or damage to the reputation of ELEB business; (ii) losses arising from the provision of inaccurate or false, misrepresented or incomplete information and/or documentation due to the acts or omissions of anyone other than Forvis Mazars.

8.	Ownership and Use of Results

The working papers and files created by Forvis Mazars in the course of the work, including documents and electronic files, are the exclusive property of Forvis Mazars, in compliance with the rules that regulate our professional practice. In this regard, there should be no interest or right in such property.

In the course of our work, it is common for us to develop software, including spreadsheets, documents, databases and other electronic tools as support material for its achievement. In some cases, it is possible to make these instruments available to ELEB, and also data and documents, upon formal request. Considering that these tools have been specifically developed to meet our own purposes, without taking into account, therefore, any other purposes which ELEB may use them for, they will be made available in a non-customized manner, for the exclusive use of ELEB and should not be delivered or shared with third parties. Therefore, we cannot be held liable for the sufficiency or suitability of the software tools for any purpose which ELEB may use them for. Any specific software tool developed for ELEB will be the subject of a separate contracting letter.

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In addition, regardless of ELEB acceptance of this proposal, we will be free to offer services of any kind to any other party as we deem appropriate, and may use Forvis Mazars property to do so. We acknowledge that Forvis Mazars ownership will not include any of ELEB confidential information, nor its tangible or intangible property, and we will have no rights to ELEB property.

Our reports will be issued exclusively for information purposes to ELEB Management. Accordingly, we are not liable for any third-party requirements regarding the scope and use of said report.

By signing this proposal, ELEB agrees to reimburse Forvis Mazars for any expenses it may incur as a result of claims from third parties and which are related to the work performed at the request of the company, provided that they do not result from an unlawful act or non-compliance with professional standards by Forvis Mazars.

9.	Working Papers

During the execution of the audit services, we will have access to oral and written information, documents and data in general, which will be recorded and filed, if necessary, in electronic media, and it is ELEB obligation to maintain, for the legal term, all accounting records and other documents that support its commercial and tax records. Even so, in compliance with the legal and regulatory professional standards of the various technical areas necessary for the execution of the services hereby proposed, in order to document relevant aspects, if necessary, we may retain and keep copies on file and notes of all oral and written information, documents and data in general, including confidential information that may be made available to us due to or as a result of the provision of the contracted services.

Our working papers and the information therein contained, and also other information transmitted and/or received from you may, at our sole discretion, be stored in an electronic virtual environment, in an external provider of recognized technical capacity, so that such documents and information are better assured of the risks of destruction, loss and unauthorized access.

In addition, we inform you that, aiming at the greatest possible agility and objectivity in the provision of our professional services, we may use electronic messages (e-mail), which transmission of information may be intercepted, corrupted, lost, destroyed, arrive late or incomplete or even be inappropriately altered by third parties, despite all our measures to protect against the violation of our electronic communication systems. In this regard, unless you expressly do not authorize us to use said means of communication and/or store our work papers in an electronic virtual environment in a provider of our exclusive choice, you will be hereby acknowledging and admitting our full liability disclaimer for damages arising from any and all interference by third parties in our communication by electronic means.

Forvis Mazars points out that, in the process of providing the audit services object of this proposal, ELEB electronic files will be processed and stored on a server outside Brazil, controlled and protected by Forvis Mazars Global. In addition, no member of Forvis Mazars, except the audit team responsible for carrying out this work, will have access to any type of ELEB information. ELEB declares that it agrees that their files are processed and stored on a server outside of Brazil.

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10.	Professional Fees and Expense Reimbursement

10.1. Pricing

As you know, our professional fees are calculated based on the hours actually used and our hourly rates, which vary according to the level of experience of the professionals allocated to the work.

Therefore, considering these aspects, we estimate our total fees at R$ 50,000.00 (fifty thousand reais), which will be paid in a single installment, with expected invoicing after the delivery of the report. Our estimate for the invoicing is early July/2024.

Our fees presuppose the support of ELEB staff with a view to preparing and making available information and analyses, and also reconciliations and supporting documents, necessary for the development of our work.

Please note that the correct and full completion of requests for analysis (to be delivered in advance), in a timely manner, is of utmost importance for executing our work efficiently and according to the proposed quote of hours. The process we adopt, asking our clients to prepare such analyses and statements, becomes really advantageous and economical, as our time can be dedicated exclusively to reviewing the information and data relating to the accounts, and not to compiling them. Foreseeing that the work will be developed on the premises of ELEB and that the team of professionals of the Companies will be able and available to provide the necessary analyses, documentation and explanations related to the activities of the related parties.

It should be noted that the observance of these aspects, in a timely manner, is of utmost importance for conducting our work efficiently and within the deadline intended by the Management.

We mutually agree that, in the event of changes in the economic and financial environment or changes in the tax legislation in force, and also in the event of an increase in the scope of our work, which significantly affect this proposal, its terms will be reviewed.

In these circumstances, we will present you the details regarding the corresponding increases in our costs and relevant impacts on our fees, for their corresponding complementation, aiming at maintaining the economic and financial balance of our contractual relationship.

Our fee proposal already includes the hours that will be spent discussing consultations and emerging accounting and tax issues throughout our work.

However, consultations that require longer searches, and also other special services, are not contemplated in this proposal and, when requested, will be the subject of specific proposals to be presented to you before the provision of services.

Any additional service that may be requested by you and that we agree to provide will be the subject to a separate written contract.

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10.2. Reimbursement of expenses

The expenses incurred by Forvis Mazars, exclusively linked to the execution of our services, such as communication, reproductions, mail, fees and emoluments, pouch, telephone calls, telecommunications, transportation (taxi and mileage - R$ 1.10 (one real and ten cents) per driven KM), meals – limited to R$ 40.00 (forty reais) on average per meal, hotels, airline tickets and etc., when not paid directly by ELEB, must be reimbursed at cost, through the issuance of a debit note by Forvis Mazars. Hotel expenses and air tickets must be previously submitted to ELEB for approval.

10.3. Default

In case of default in the payment of our fees, a late payment fine of 2% (two percent) will be due plus interest of 1% (one percent) per month on the amount in arrears, which will be charged in a complementary invoice. We point out that the amount due may be collected judicially.

Delays of more than thirty (30) days may result in the discontinuity of the provided services and will be conducted again from the moment of the full payment of the due amount, except for amounts that are under negotiation between the parties. In the same sense, Forvis Mazars may, at its sole discretion and based on the legislation in force, consider this Agreement terminated, regardless of judicial or extrajudicial notification, protest the overdue securities and promote the extrajudicial or judicial collection of the debt. In the event of occurrences hereby provided for, Forvis Mazars will not be liable for the penalties arising from the discontinuation of the provision of services object of this Agreement.

10.4. Taxes

The presented fees include local taxes incurred on invoices, notably PIS, COFINS and ISS. We emphasize that, if in the future any other type of tax that is or will be incurred on our services changes, either in terms of taxation or increase in rates, such taxes and/or increases will be fully included in the amounts to be invoiced.

It is mutually agreed between the parties that any changes that imply an increase in the tax burden on services, such as the institution of new taxes, increase in rates, requirement of PIS, COFINS and ISSQN in a manner different from that mentioned in the previous item, modification of practices repeatedly observed by the competent tax authorities, administrative and/or judicial decisions or modification in the interpretation of the applicable tax legislation, will result in the corresponding change in the fees agreed in this contracting letter, in the same amount as the increase in the rates or the new taxes charged. Forvis Mazars will communicate, in writing, the change that has occurred, its impact on the fees and the start of effectiveness for the relevant change.

11.	Other Commercial Terms and Conditions

The estimated workload will be 8 (eight) hours per day, during business hours. If there is a need to work overtime, the worked hours will be charged. Please note that cases of overtime must be previously approved by ELEB.

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In the event of the need to develop the object of this Agreement in overtime on weekdays, the value of the hour of service (hour/person) will be increased between 60% and 80%, if the work is carried out in overtime on Saturdays, Sundays and/or holidays, by 100%, considering the value of the standard hour of services by the professional category.

12.	Commercial Proposal Validity

The fees, commercial conditions and payment conditions herby proposed are valid for 30 (thirty) days for the Client approval, from the date of issuance of this commercial proposal.

13.	Labor Relations

ELEB undertakes, during the validity of this agreement and for another two (2) years after its termination, not to offer or hire in its relevant staff or to hire as a service provider, directly or indirectly, without the prior and express written consent of Forvis Mazars, any of the employees and/or agents involved in the provision of services, under penalty of the offending Party incurring the contractual fine corresponding to 2 (two) times the annual gross amount perceived by the professional while belonging to the staff of Forvis Mazars. In the event of occurrences hereby provided for, the payment of the contractual fine must be made within five (5) business days from the date of contracting or acknowledgment, whichever occurs first.

The provision of the services hereby contracted will not, under any circumstances, create any contractual or employment relationship between ELEB and the employees of Forvis Mazars, since they will continue to be hierarchically and functionally subordinated to Forvis Mazars, which will be solely liable for the payment of salaries, labor charges, social security, taxes and other relevant additions that concern its employees and other contractors.

14.	Confidentiality

According to the nature of the provision of our services and as hereby agreed, Forvis Mazars, on its behalf and on behalf of its legal representatives, undertakes not to publish, disclose, reproduce, use or permit its use by any third party unrelated to this Agreement and to keep under strict confidentiality all ELEB “Confidential Information”, identified as such at the time of its availability and related, but not limited to: operations, data, materials, details, documents, commercial technical specifications, innovations and any and all information of the other party that comes to its knowledge or access, or which may be disclosed in confidence during the validity of this Agreement.

In the event of the services termination, Forvis Mazars undertakes to return all received documents, and also the information and data prepared as a result of the provided services, with the exception of:

•	Documents and information that must be kept by Forvis Mazars in compliance with current legislation or applicable regulatory rules;
•	Documents evidencing the contractual relationship between the parties to this Agreement; and also,
•	Documents that have been used to evidence the services provided by Forvis Mazars to ELEB.

Forvis Mazars undertakes not to disclose or make available confidential information, partially or wholly, to third parties other than its employees and which knowledge is not essential for the provision of services subject to this Agreement. Forvis Mazars will be jointly liable in the event of proven non-compliance with this clause by any of its employees, representatives, service providers or third parties, which also undertake not to reproduce or modify, partially or wholly, the content of the documents which they have access to.

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The provisions and obligations set out in this clause shall not apply to information:

i.	that are in the public domain;
ii.	previously owned by Forvis Mazars, as a result of its own research or development;
iii.	that have been lawfully received from third parties; and
iv.	that are disclosed pursuant to a judicial or administrative order, only to the extent of said order, or due to a professional rule, provided that, if allowed by the legislation or regulatory rule in force, or judicial or administrative order, Forvis Mazars has previously notified ELEB, in writing, of such rule, allowing the latter sufficient time to present the precautionary measures it deems necessary.

Subject to the confidentiality obligations hereby set forth, Forvis Mazars may not be prevented or limited from offering and providing services similar to those hereby contracted to interested third parties, including to companies operating in the same business segment as ELEB.

In order to comply with the legal provisions and standards established by the regulatory bodies of the profession of auditors and accountants, Forvis Mazars may be required to provide information related to the operations and activities of ELEB, if the operations incur the provisions contained in Law 12.683/2012 (Law for the Prevention of Money Laundering Crimes, amended by Law 9.613/98) which, among others, establishes that professionals or organizations that provide auditing and accounting services, must report to the Financial Activities Control Council (COAF) operations that fit the circumstances recommended in the aforementioned Law, without any legal representative of ELEB Management being aware of such communication.

The confidentiality obligations set forth in this Clause shall remain in force for the term of this Agreement and for 05 (five) years after its termination).

15.	Involvement of Other Firms

Despite the foregoing paragraphs, in the course of provision of services, Forvis Mazars may, at its discretion, use resources from other societies and companies that are part of Forvis Mazars international organization (“Other Forvis Mazars Firm(s)”). However, the liability for the provision of services is and will remain exclusively with Forvis Mazars, and you agree, as hereby set forth, not to file any claim (contractual, civil or otherwise) against any Other Forvis Mazars Firm(s) or against their relevant partners, employees and agents regarding the services object of this Agreement. Any professional from other Forvis Mazars Firm(s) involved in the provision of the services under this Agreement will act only on behalf of Forvis Mazars. Forvis Mazars assumes the full and exclusive liability for the actions of the professionals of Other Forvis Mazars Firm(s) engaged by Forvis Mazars in the provision of services provided for in this Agreement.

16.	Internet Communication

During our work, we may choose to communicate via the internet, however, the electronic transmission of information cannot be guaranteed as safe or free of viruses or errors and, consequently, information may be intercepted, altered, lost, destroyed, arrive late or incomplete, among other consequences, and therefore, despite having tools that reduce the possibility that these events occur, we cannot be held liable for any problems arising from the use of communication by electronic means.

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17.	Contractual Period and Termination

This Agreement shall be effective from June 17, 2024, the date to which the effects of this instrument shall be retroactive by operation of law.

This Agreement may be terminated by operation of law by either Party, by sending notice with immediate effect to the other Party, in the following cases:

i.	Amendment to the agreement or bylaws or modification of the purpose or corporate structure of the parties that hinders the execution of this instrument;
ii.	Transfer of the rights and/or obligations relevant to this proposal without the prior and express authorization from another party, except for the circumstances expressly provided for in this instrument;
iii.	In the event of a request for bankruptcy, judicial or extrajudicial recovery, intervention or dissolution of either Party.
iv.	Repeated practice of faults duly noted and proven by the parties; and/or
v.	If a supervening fact is found, due to national or international standards, which implies an impediment to the continuation of the work.

Either Party may terminate this Agreement without reason by sending notice to the other Party 30 (thirty) days prior to the end of the contract.

In the event of termination for the convenience of ELEB after the signing of the contract, but before the provision of the services contracted herein begins, ELEB will be obliged to pay a compensatory fine in the amount of 10% (ten percent) of the total value of the contract as compensation for the hours involved in preparing the proposal, preparing the teams and holding internal meetings.

Whatever the reason and origin of the termination, without prejudice to the applicable penalties, ELEB is obliged to reimburse all expenses incurred by us until the date of effective termination, and also to pay for the services provided until the same date.

18.	Authorization for Disclosure

ELEB authorizes Forvis Mazars to include its name and logo in the list of clients, in promotional materials, catalogs, presentations and in texts on its website or for dissemination in the press.

19.	Applicable Law and Jurisdiction

This Agreement shall be governed by and construed in compliance with the laws of Brazil, and you hereby irrevocably agree and accept the jurisdiction of São Paulo to settle any claim, litigation or controversy, including, without limitation, claims for compensation or against claims arising out of or related to this agreement. Each party waives, irrevocably, the formulation of any claim that the lawsuit was brought in a non-applicable jurisdiction or which courts do not have jurisdiction.

20.	Cession

Forvis Mazars is allowed to assign, fiduciarily, wholly or partially, the credit rights arising from this Agreement, as collateral for credit operations eventually contracted with the Banks which Forvis Mazars maintains its credit lines with. In the event of the cession, ELEB will be notified to pay the amount due to Forvis Mazars as a result of said Agreement, exactly in the manner indicated in the relevant service invoices and corresponding bank slips.

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Forvis Mazars may freely assign, transfer and/or in any way negotiate, wholly or partially, the rights and obligations of this Agreement with parent companies, subsidiaries, affiliates and/or any other company of Forvis Mazars Group which it has or will have a corporate relationship with, also as a result of corporate reorganization, regardless of prior or subsequent authorization, by means of mere communication, which will not result in novation, amendment or breach of contract.

21.	Anti-Corruption and Anti-Money Laundering Provisions

The Parties undertake, under the penalties hereby provided for and in the applicable legislation, to strictly observe and comply with all applicable laws, including, but not limited to, the Brazilian anti-corruption legislation, against money laundering and also the FCPA – Foreign Corrupt Practices Act, the UK Bribery Act and Canada's Corruption of Foreign Public Officials Act (together “Anti-Corruption Laws”).

The Parties declare and warrant that they are not involved or will not be involved, directly or indirectly, by their representatives, administrators, directors, counsellors, partners or shareholders, advisors, consultants, subcontractors, related party, its officers, directors, partners or shareholders, advisors or consultants, during the fulfillment of the obligations set forth in this Agreement, in any activity or practice that constitutes a violation of the terms of the Anti-Corruption Laws.

The Parties declare and warrant that they are not, as well as their representatives, managers, directors, counsellors, partners or shareholders, advisors, consultants, directly or indirectly (i) under investigation due to allegations of bribery and/or corruption; (ii) in the course of a judicial and/or administrative proceeding or have been convicted or indicted on charges of corruption or bribery; (iii) listed in any government entity, nor known or suspected of terrorist and/or money laundering practices; (iv) subject to economic and business restrictions or sanctions by any governmental entity; and (v) banned or barred under any law that is imposed or enforced by any governmental entity.

All billing documentation to be issued under this Agreement must be accompanied by a detailed invoice, containing a breakdown of the provided services, and also accurate books, accounts, records and invoices must be kept in compliance with the law.

Failure by either Party to comply with the Anticorruption Laws shall be considered a serious breach of this Agreement and shall entitle the innocent Party, acting in good faith, to immediately terminate this Agreement without any charge or penalty, and the breaching Party shall be liable for damages in compliance with applicable law.

The Parties declare that they have not, directly or indirectly, offered, promised, paid, or authorized payment in cash, given or agreed to give gifts or anything of value, and during the validity of this Agreement, they will not offer, promise, pay or authorize the payment in cash, give or agree to give gifts or anything of value to any person or entity, public or private, for the purpose of unlawfully benefiting the other Party and/or its business.

The Parties declare that, directly or indirectly, they will not receive, transfer, maintain, use or hide funds arising from any illicit activity, and also will not hire as an employee or in any way maintain a professional relationship with individuals or legal entities involved in criminal activities, especially the Anti-Corruption, Money Laundering, Drug Trafficking and Terrorism Laws.

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The Parties represent and warrant that (i) their current representatives are not government officials or government employees; (ii) shall immediately inform in writing of any appointment of their representatives as public officials or government employees; and (iii) any appointment, pursuant to item “ii” above, will automatically result in the termination of this Agreement, without the imposition of any fine or penalty.

One Party shall promptly notify the other Party in writing of any suspected or violation of the provisions of the Anti-Corruption Laws, and also participation in bribery or corruption practices, in addition to the failure to comply with any statement provided for in this clause.

22.	Socio-Environmental Responsibility

The Parties undertake not to exploit any form of child labor and to avoid, in any way, the contracting and/or acquisition of products and/or services from individuals or legal entities that exploit, directly or indirectly, child labor in any location.

The Parties undertake not to exploit any form of forced or compulsory labor, and also not to hire or acquire, or even benefit from any form of forced labor, or labor analogous to slavery.

The Parties undertake to adopt appropriate measures to prevent, combat and reduce the significant environmental impacts that activities developed under this Agreement may produce.

23.	Data Protection and Privacy

The Parties agree and acknowledge that they shall follow all the terms hereby set forth and in Law No. 13,709 of August 14, 2018 (General Law for the Protection of Personal Data – LGPD), adopting the best market practices and the necessary conducts to comply with the applicable data protection and privacy legislation, within the scope of the Agreement execution.

During this contractual relationship, the Operator will be Forvis Mazars and the Controller will be ELEB.

•	Definitions:

The following terms shall have the meaning set forth below:

-	Personal Data: any information related to an identified or identifiable natural person, such as: name, CPF, RG, residential or work address, landline or mobile telephone number, email address, geolocation information, among others;
-	Sensitive Personal Data: personal data on racial or ethnic origin, religious conviction, political opinion, membership of a trade union or the organization of a religious, philosophical or political nature, and data regarding health or sexual life, genetic or biometric data, when linked to a natural person;
-	Data Subject: natural person to whom the processed personal data refer to;
-	Processing: any operation or set of operations performed with personal data or on sets of personal data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or change, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, the comparison or interconnection, limitation, elimination or destruction;.

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-	Controller: which is responsible for decisions regarding the processing of personal data, especially regarding the purposes and means of personal data processing;
-	Operator: the one that processes personal data in compliance with the instructions of the Controller and laws;
-	Legal Basis: are legal hypotheses that authorize the Personal Data Processing, as listed in Law 13,709/2018;
-	Incidents: any accidental, unlawful or unauthorized access, acquisition, use, modification, disclosure, loss, destruction or damage involving personal data.
•	Personal data processing:

The Parties represent and warrant that they comply with any and all applicable legal obligations related to privacy and the protection of Personal Data as a result of the exercise of their activities in the context of this Agreement.

The Operator will process personal data only to perform its obligations established in this Agreement, and any Personal Data Processing for any other purposes not expressly provided for in this Agreement is prohibited, especially those that may generate discriminatory or illegal effects.

The Controller declares that all Personal Data Processing as a result of this Agreement will be done through an adequate and valid Legal Basis, and the Controller is liable for assigning the Legal Basis of the processed Personal Data.

•	Personal data sharing:

The Operator will ensure that Personal Data is not accessed, shared or transferred to third parties (including subcontractors, authorized agents and affiliates) without the prior authorization from the Controller.

In the event that the international transfer of Personal Data is necessary for the fulfillment of this Agreement, the Controller hereby authorizes the Operator to make this type of transfer, and the Operator undertakes to implement the necessary security measures to ensure the confidentiality, integrity and availability of the transferred Personal Data, and also to comply with applicable domestic and foreign laws.

The Controller shall require from its suppliers proof of compliance with privacy and personal data protection laws regarding the Processing operations which the Operator is part of, or is related to, for the purposes of complying with this Agreement. The Operator may, upon prior notice, require that such evidence is made available.

•	Transparency:

The Controller shall include in its data protection and privacy policies information on the form of Personal Data Processing, in strict compliance with the applicable legislation, and shall also undertake to include information on the Personal Data sharing with the Operator when necessary.

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•	Security measures and controls:

The Controller declares that has measures implemented to protect the processed personal information, has an instituted information security policy, which shall determine technical and administrative measures capable of ensuring the integrity, availability and confidentiality of the processed information.

The Party that became aware of it first must inform the other Party in the event of an Incident or suspicion of misuse of Personal Data with the purpose of safeguarding and mitigating losses and damages to the Data Subjects and Third Parties eventually affected, and also notify the competent authorities.

•	Data subject rights:

In case of request from the Data Subjects, the Operator will forward such request to the Controller, within 72 (seventy-two) hours so that it can proceed with the analysis and fulfillment of the request.

•	Liabilities:

The Operator cannot be held liable for any violation, damage, omissions, failures, errors or incidents of Personal Data arising from the actions or determinations of the Controller or third parties hired by it, and the Controller is liable for indemnifying the Operator, and also for safeguarding it from any obligation or indemnity, except when there is fault or exclusive intent on behalf of the Operator

•	Communication:

The Operator shall inform the Controller if it is judicially or administratively prosecuted regarding the Personal Data Processing related to this Agreement.

24.	General provisions

In the event that any provision of this instrument is declared null or illegal, in compliance with the legislation then in force, in this circumstance, the clause in question will be considered as unwritten, not invalidating, however, the effectiveness and enforceability of the other provisions hereby contained. In circumstance of an event hereby provided for, the clause declared null or illegal will be replaced by another that leads the Parties to the same desired economic or legal result.

The Parties acknowledge that this instrument was prepared within the strictest principles of good faith and probity and is the result of mutual consent expressed in clauses that fully meet their reciprocal commercial interests. They also declare that they have read and fully understood the content hereby agreed, with the exercise of the full autonomy of the Parties will and recognizing that this agreement is equitable and free of ambiguities and contradictions.

This instrument constitutes the entire agreement between the parties regarding the services and rights and responsibilities of the Parties. This Agreement supersedes all prior understandings regarding the provision of our services.

Neither Party shall be liable to the other for any delay or failure to provide any service nor for obligations hereby set forth due to causes beyond its control under applicable law.

No delay or omission by either Party in exercising any right or obligation shall prejudice that right or obligation or be construed as a waiver. No waiver or exemption shall be effective unless it is in writing and signed by an authorized representative of the Party against which such waiver or exemption shall be in effect.

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Any inclusion of other clauses, exclusions or changes to existing ones, shall be recorded in a written Amendment that, signed by the Parties, shall become an integral and inseparable part of this Agreement.

The Parties declare, under penalty of the law, that the signatories of this Instrument are their sufficient legal representatives/attorneys-in-fact, duly constituted in compliance with the relevant bylaws/articles of association, with sufficient powers to assume the obligations hereby agreed.

The Parties undertake to use reasonable efforts to attempt to amicably resolve any doubt, controversy or dispute related to or arising out of this Agreement before bringing any action, demand or proceeding for that purpose.

This Agreement binds the Parties, and their successors in any capacity, to the fulfillment of the obligations hereby agreed, and may, due to its non-compliance, constitute an extrajudicial enforceable title, as provided for in the Brazilian Code of Civil Procedure.

Forvis Mazars shall not be obligated or have any obligation to provide any service or perform and deliver any product which, based on its professional judgment, results in the loss of Forvis Mazars independence under the professional standards and principles applicable to Forvis Mazars, or which cause Forvis Mazars to violate any laws, rules, standards, requirements or ethical codes established by any federal, state, municipal, professional body, foreign government or professional association.

Mrs. Franciane Heloise Moraes Messias, partner, accountant, will be the technical manager for ELEB audit services.

We want to provide you with high-quality services that meet your needs on a recurring basis. If, at any time, you wish to analyze with our professionals some form of improvement of our services, or if you do not agree with any aspect observed in them, we kindly request that you immediately bring the fact to the attention of the partner in charge or Mr. Paulo Alexandre Misse, leader audit partner of Forvis Mazars in Brazil.

25.	Approval

If ELEB is interested in hiring Forvis Mazars audit services, it must express its acceptance of this proposal with the signature of its legal representative, also initiating each page.

If ELEB does not show its acceptance in the indicated manner, but authorizes the beginning of the provision of services object of this proposal, orally or in writing and without expressly registering any restriction to the terms and conditions of this instrument, such act will represent ELEB tacit adherence to all the terms and conditions hereby determined and, therefore, the contractual relationship that will be established between the parties will be regulated, in any circumstance, by this document.

ELEB hereby agrees to the terms of this proposal and contracts Forvis Mazars to carry out the works hereby described, in compliance with the presented conditions.

Pursuant to art. 10, §2, of Provisional Measure No. 2,200-2, the Parties expressly agree to use and recognize as valid any form of proof of agreement to the terms herby agreed in electronic format, even if they do not use a digital certificate issued in the ICP-Brasil standard, including electronic signatures through the DocuSign (www.docusign.com.br), ClickSign (www.clicksign.com.br) platforms or any other platform that by mutual agreement between the Parties may be used as a means of electronic signature of this instrument. The formalization of this document in the manner agreed above will be sufficient for the validity and full binding of the Parties to this instrument.

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And because they are fair and agreed, the Parties enter into this Agreement, together with 02 (two) witnesses identified below.

ELEB Equipamentos Ltda.

___________________________________________	___________________________________________
Full Name of Legal Representative Position/Role RG/ID nº	Full Name of Legal Representative Position/Office RG/ID nº

Forvis Mazars Auditores Independentes - Sociedade Simples Ltda.

___________________________________________	___________________________________________
Franciane Heloise Moraes Messias Partner Accountant CRC SP262973/O-6	Paulo Alexandre Misse Leader Partner Accountant CRC 1SP268349/O-5

Witnesses:

___________________________________________	___________________________________________
Name: Rafael de Souza Silva RG/ID nº	Name: RG/ID nº

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Contacts
Franciane Moraes Messias Partner Phone: +55 (19) 99833 9311 franciane.moraes@mazars.com.br

Forvis Mazars Address: Av. Coronel Silva Telles, No. 1002, 5th floor - Cambuí Campinas/SP Phone: +55 (19) 3368 7811

Forvis Mazars Group SC is an independent member of Forvis Mazars Global, a Global network, leader in professional services.

Operating as an international, integrated partnership in more than 100 countries and territories, Forvis Mazars Group is specialized in Audit & Assurance, Tax Consulting, and Business Consulting services. Please visit forvismazars.com/br to learn more.

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ANNEX II – INFORMATION ON THE MERGER

(According to Annex I of CVM Resolution 81/22)

In compliance with the provisions of Annex I of CVM Resolution 81/22, Embraer provides the following information for the EGM:

1. Protocol and justification of the operation, pursuant to arts. 224 and 225 of Law No. 6,404, of 1976.

The protocol and justification for the merger of ELEB Equipamentos Ltda. (“ELEB”) by Embraer S.A. (“Embraer” or “Company”) is in Annex II.A to this Manual (“Protocol”).

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by companies subsisting or resulting from the transaction, filed at the company headquarters or which the company controlling shareholder is a party.

There are no other agreements, contracts or pre-contracts.

3. Description of the operation, including:

(a)	Terms and conditions:

The transaction comprises the merger of ELEB by Embraer, effective as of January 1, 2025, at the book value of ELEB, with the consequent extinction of ELEB and the succession, by Embraer, of all its assets, rights and obligations (“Merger”).

All quotas representing the share capital of ELEB, which are held by Embraer, will be canceled, as provided for in article 226, §1, of Law No. 6,404/76.

The Merger will not result in an increase or reduction in Embraer net equity, given that all the quotas representing ELEB share capital are held by Embraer, and, to the extent that ELEB net equity is already fully reflected in Embraer net equity, as a result of the application of the equity method.

(b)	Obligations to indemnify: (i) the management of any of the involved companies; (ii) if the transaction does not materialize.

There are no obligations to indemnify.

(c)	Comparative table of the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the operation.

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Before and after the Merger, there will be only common shares issued by Embraer, which will preserve the same rights and advantages, which are listed below. The quotas representing the share capital of ELEB will be extinguished with the Merger.

Embraer:

Tag Along	100%.
Right to dividends:	All common shares issued by Embraer are entitled to dividends, except for shares held in treasury. The portion corresponding to 25% of adjusted net income is allocated to shareholders, as a minimum mandatory annual dividend.
Right to vote:	Restricted.
Description of the restricted vote:

No shareholder, or Group of Shareholders (as defined in the bylaws), Brazilian or foreign, may exercise votes in a number exceeding 5% of the number of shares which the Company share capital is divided into.

The set of Foreign Shareholders (as defined in the bylaws) may not exercise, at each Shareholders’ Meeting, a number of votes greater than 2/3 of the total votes that may be exercised by the Brazilian Shareholders present (as defined in the bylaws).

Convertibility	No.
Right to refund of capital:	Yes.
Description of the capital refund characteristics:	None.
Restriction to circulation	No.
Restriction description	Not applicable.
Conditions for changing the rights secured by such securities:	Approval by shareholders and right of veto of the Federal Government, as holder of the special class share in any amendment to the bylaws.
Redeemable	No.
Calculation formula of the redemption value	Not applicable.
Other relevant characteristics:	The content of other material characteristics of the common share is described in Item 12.9 of Embraer Reference Form.

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(d)	Possible need for approval by debenture holders or other creditors.

The approval of any debenture holders or other creditors will not be required for the implementation of the Merger.

(e)	Assets and liability that will comprise each portion of equity, in case of demerger.

Not applicable.

(f)	Intention of the resulting companies to obtain registration as issuers of securities.

Not applicable, since Embraer is already registered as a publicly-held company in Category A.

4. Plans for conducting corporate business, notably regarding specific corporate events that are intended to be promoted.

Embraer will continue, after the Merger, to dedicate itself to the development, manufacture and marketing of aircraft and aerospace materials in the various segments that Embraer operates, maintaining its registration as a publicly-held company. Embraer corporate purpose will not be changed, due to the fact that the companies have similar corporate purposes, and ELEB does not perform any activity different from those already included in the corporate purpose of Embraer.

5. Analysis of the following aspects of the operation:

(a)	Description of the main expected benefits, including: (i) Synergies, (ii) Tax benefits; and (iii) Strategic advantages

The Merger seeks to unify and centralize the activities of ELEB and Embraer in order to rationalize operations, optimize administration and minimize expenses through economies of scale. The Merger is convenient considering the increasing costs of maintaining different corporate structures.

(b)	Costs

We estimate that the costs for carrying out the Merger are in the order of approximately US$ 11,908,000.00 (eleven million, nine hundred and eight thousand dollars), which in Brazilian reais represents the amount of R$ 62,000,000.00 (sixty-two million reais) using the dollar rate at R$ 5.20 (five reais and twenty cents), including expenses with publications, auditors, evaluators, lawyers, consultancies, implementation of IT systems (including SAP) and other professionals hired to advise on the operation, in addition to the costs of internal labor allocation.

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(c)	Risk factors

The Merger seeks to integrate the companies’ businesses and take advantage of the synergies obtained with this integration. This integration process can result in operational and technological difficulties, which can make it more difficult to take advantage of the expected synergies. Embraer management may therefore not be able to achieve the expected returns on investments related to this Merger.

(d)	In the case of a transaction with a related party, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were disregarded.

The termination of ELEB is expected for the reasons described in item 5.(a), with the succession by Embraer, of all its assets, rights and obligations. Therefore, there is no other corporate structure that can be adopted, other than the Merger, to obtain the intended results.

(e)	Substitution ratio.

Not applicable, since, as a result of the Merger, no new shares of Embraer will be issued and quotas representing the share capital of ELEB will be extinguished as provided for in article 226, §1, of Law No. 6,404/76. In addition, considering that Embraer is the owner of all the quotas representing the share capital of ELEB, the Merger will not result in an increase or reduction of Embraer net equity or share capital, to the extent that the ELEB net equity is already fully reflected in Embraer net equity, as a result of the application of the equity method.

(f)	In transactions involving parent companies, subsidiaries or companies under common control: (i) Share substitution ratio calculated in compliance with art. 264 of Law No. 6,404, of 1976; (ii) Detailed description of the negotiation process of the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of interest in a block of control: (a) Comparative analysis of the substitution ratio and the price paid in the acquisition of control; and (b) Reasons that justify any differences in valuation in the different operations; (iv) Justification why the substitution ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the operation or, if the substitution ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

Regarding the requirement provided for in article 264 of Law No. 6,404/76, considering that, on this date, the total share capital of ELEB is held by the Company and ELEB net equity is fully reflected in EMBRAER net equity as a result of the application of the equity method, in compliance with the decision made in the context of SEI Proceeding No. 19957.011351/2017-21, the provisions related to the preparation of the calculation for the substitution ratios of ELEB quotas are not applicable, pursuant to article 264 of Law No. 6,404/76, and also, it will not be necessary to adopt specific measures aimed at complying with the fiduciary duties of EMBRAER management, pursuant to CVM Guideline Opinion No. 35.

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In addition, considering that Embraer is the only partner of ELEB, no shares will be issued to replace ELEB quotas, which will be extinguished as a result of the Merger, there is no discussion regarding substitution ratio.

6. Copy of the minutes of all meetings of the Board of Directors, Fiscal Council and special committees where the transaction was discussed, including any dissenting votes.

The minutes where the Merger was discussed are available in Annex II.B to this Manual.

7. Copy of studies, presentations, reports, assessments, opinions or appraisal reports of those involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The Appraisal Report is available in Annex II.C to this Manual.

8. Identification of possible conflicts of interest between the financial institutions, companies and professionals that have prepared the documents mentioned in item 7 and the companies involved in the operation.

None.

9. Draft bylaws or amendments to the bylaws of the companies resulting from the operation.

None. Embraer bylaws will not be amended as a result of the Merger.

10. Financial statements used for the purposes of the operation, under the terms of the specific standard.

Although art. 16 of CVM Resolution 78/02 establishes that the obligations set out in Chapter III do not apply to mergers or incorporation of shares of closely held companies if the transaction does not represent a dilution greater than 5% (five percent), ELEB balance sheet as of 31 May 2024 of is available in Annex II.D of this Manual.

11. Interim financial statements prepared for the purposes of the transaction, pursuant to the specific standard.

Not applicable, considering that the Merger will be carried out without any dilution of Embraer current shareholders, so applying the exception provided for in article 16 of CVM Resolution 78/22.

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12. Document containing information about the directly involved companies that are not publicly-held companies.

(a)	Risk factors, under the terms of items 4.1 and 4.2 of the Reference Form.

ELEB risk factors are reflected in items 4.1 and 4.2 of the Embraer Reference Form.

(b)	Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation.

Not applicable, considering that after the Merged ELEB will cease to exist.

(c)	Description of their activities, under the terms of items 1.2 to 1.5 of the reference form.

1.2 Briefly describe the activities carried out by the issuer and its subsidiaries.

ELEB is dedicated to: I – develop, manufacture and market: a) integrated missile systems and the relevant support equipment; b) guided warfare systems; c) sounding rockets, satellite launchers and space applications; and d) execution of design, research, testing and studies services related to aerospace science; II - design, develop, manufacture, assemble, market and provide technical support to landing gear systems and high-precision hydraulic equipment for helicopters and civil and military aircraft; III - design, manufacture and market aerospace materials and the relevant accessories, components and equipment; IV - promote or perform technical activities related to the production and maintenance of aerospace materials; V - perform other technological, industrial, commercial and service activities related to the aerospace industry; and IV - participate in other companies as a quota holder or shareholder.

1.3 Information on Operating Segments:

(a)             Products and services sold:

ELEB corporate purpose is: I – develop, manufacture and market: a) integrated missile systems and the relevant support equipment; b) guided warfare systems; c) sounding rockets, satellite launchers and space applications; and d) execution of design, research, testing and studies services related to aerospace science; II - design, develop, manufacture, assemble, market and provide technical support to landing gear systems and high-precision hydraulic equipment for helicopters and civil and military aircraft; III - design, manufacture and market aerospace materials and the relevant accessories, components and equipment; IV - promote or perform technical activities related to the production and maintenance of aerospace materials; V - perform other technological, industrial, commercial and service activities related to the aerospace industry; and IV - participate in other companies as a quota holder or shareholder.

(b)             Revenue from the segment and its share of the issuer net revenue:

For the fiscal year ended December 31, 2023, the revenue of ELEB consolidated by Embraer S.A. was R$75,583,838.70, accounting for 0.3% of the total consolidated revenue of R$26,110,516,656.19.

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(c)             Profit or loss resulting from the segment and its share in the issuer net profit

For the fiscal year ended December 31, 2023, the loss resulting from the operation of ELEB consolidated by Embraer S.A. was R$49,136,392.59, representing -6.3% of the consolidated profit of R$784,354,881.71.

1.4 Information on Products and Services Related to the Operating Segments:

(a)             Characteristics of the Production Process.

Manufacturing of aerospace systems and components through ELEB. ELEB main products are landing gear systems, hydraulic systems and electromechanical subassemblies such as actuators, valves, accumulators and pylons.

(b)             Characteristics of distribution process

The distribution process considers the entire production chain of the material, from its inbound and outbound characterization to the best distribution of delivery to the end customer, departing from the headquarters in São José dos Campos/SP and addressed to Embraer units and customers in Brazil and abroad.

(c)             Characteristics of the markets that it operates, in particular (i) market share in each of the markets; and (ii) competition conditions in the markets.

ELEB main market is Brazil, more specifically Embraer itself, where it develops and produces a diversified range of products for aeronautical application, such as landing gear systems, hydraulic actuators, electro-hydraulic valves, hydraulic reservoirs, pylons, among others, and we participate in the complete cycle of the equipment, from its design and development, to its testing, certification, manufacturing and after-sales support.

(d)             Possible seasonality.

Considering that our segment is global, meaning that our customers and suppliers are subject to factors that can influence the production pace, such as economic cycles, order and delivery cycles, climatic factors, politics and Regulation of the sector. Although there is no strict seasonality as in other sectors, the production of aircraft and aeronautical equipment is influenced by a number of factors that can create variations over time.

(e)             Main inputs and raw materials, informing: (i) description of the relationships maintained with suppliers, also if they are subject to government control or regulation, with an indication of the agencies and the relevant applicable legislation; (ii) possible dependence on a few suppliers; and (iii) possible volatility in their prices.

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Due to the characteristic of its activity as a manufacturer of aeronautical equipment, inputs and raw materials are mostly characterized as finished by-products, such as: Machining, heat treatment, Painting, Manufacturing, Assembly and Maintenance of hydraulic components, among others. Commercially, relationships are maintained with suppliers through signed contracts and, for specific demands, sporadic contracts are made, through purchase orders. In general, they seek not to depend on any supply, which may occur, occasionally and temporarily, in the development phase of new technologies.

Although the development strategy is aimed at maximizing technological independence in the entire chain, some products have specific components that are subject to government control/regulation, either by the American government due to the regulations of the United States Export Administration Regulations (EAR) and International Traffic In Arms Regulations (ITAR), in addition to export licenses for specific products and services from Germany, Canada, and also licenses from the Brazilian Army.

1.5 Identify if there are customers who are responsible for more than 10% of the issuer total net revenue, informing: (a) total amount of revenues from the customer; and (b) operating segments affected by revenues from the customer.

Currently, ELEB’s main customer is Embraer S.A. itself, which is responsible for 100% of the revenues generated through the products and services generated by ELEB.

45

(d)	Description of the economic group, under the terms of item 6 of the Reference Form

Items 6.1 and 6.2 of the Reference Form – Shareholding Position:

ELEB:

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Shares Held	e) Shareholding Percentage	g) Shareholders’ Agreement	h) Name and CPF of the Legal Representative	i) Date of Last Amendment
			Total	Total
Embraer S.A.	Brazil	07.689.002/0001-89	450,033,708	100%	No	Not applicable	04/01/2023

Item 6.3 of the Reference Form – Capital Distribution:

ELEB:

Date of last amendment	04/01/2023
Number of natural person shareholders (Units)	0
Number of corporate shareholders (Units)	1
Number of institutional Investors (Units)	0

Outstanding Shares: None.

Item 6.4 of the Reference Form – Shareholding in Companies:

ELEB has no shareholding in other companies.

46

Item 6.5 of the Reference Form – Corporate Structure:

Item 6.6 of the Reference Form – Other Relevant Information:

There is no other relevant information to be provided.

(e)	Description of the share capital, pursuant to item 12.1 of the Reference Form.

ELEB share capital, fully subscribed and paid up, is R$ 450,033,708.00, divided into 450,033,708 shares, with a nominal value of R$ 1.00 each, all owned by EMBRAER.

47

13. Description of the capital structure and control after the transaction, pursuant to item 6 of the Reference Form.

Items 6.1 and 6.2 of the Reference Form – Shareholding Position:

CONTROLADORA / INVESTIDORA					
ACIONISTA					
CPF/CNPJ acionista	Nacionalidade-UF	Participa de acordo de acionistas	Acionista controlador	Última alteração	
Acionista Residente no Exterior	Nome do Representante Legal ou Mandatório		Tipo de pessoa	CPF/CNPJ	
Detalhamento de ações Unidade					
Qtde. ações ordinárias Unidade	Ações ordinárias %	Qtde. ações preferenciais Unidade	Ações preferenciais %	Qtde. total de ações Unidade	Total ações %
CONTROLADORA / INVESTIDORA				CPF/CNPJ acionista	Composição capital social
BNDES Participações - BNDESPAR					
00.383.281/0001-09	Brasil	Não	Não	31/03/2006	
Não					
39.762.489	5,370	0	0,000	39.762.489	5,370
Classe Ação	Qtde. de ações Unidade	Ações %	Ações (%) da espécie	Ações (%) do capital social	
TOTAL	0	0.000			
BRANDES INVESTMENTS PARTNERS, L.P.					
	Estados Unidos	Não	Não	08/03/2024	
Sim		Não há	Juridica		00.000.000/0000-00
110.820.429	14,966	0	0,000	110.820.429	14,966
Classe Ação	Qtde. de ações Unidade	Ações %	Ações (%) da espécie	Ações (%) do capital social	
TOTAL	0	0.000			
AÇÕES EM TESOURARIA					
5.832.238	0,788	0	0,000	5.832.238	0,788
OUTROS					
584.049.888	78,876	0	0,000	584.049.888	78,876
TOTAL					

CONTROLADORA / INVESTIDORA					
ACIONISTA					
CPF/CNPJ acionista	Nacionalidade-UF	Participa de acordo de acionistas	Acionista controlador	Última alteração	
Acionista Residente no Exterior	Nome do Representante Legal ou Mandatório		Tipo de pessoa	CPF/CNPJ	
Detalhamento de ações Unidade					
Qtde. ações ordinárias Unidade	Ações ordinárias %	Qtde. ações preferenciais Unidade	Ações preferenciais %	Qtde. total de ações Unidade	Total ações %
CONTROLADORA / INVESTIDORA				CPF/CNPJ acionista	Composição capital social
740.465.044	100,000	0	0,000	740.465.044	100,000

48

Item 6.3 of the Reference Form – Capital Distribution:

Embraer:

Date of last amendment	05/17/2024
Number of natural person shareholders (Units)	60,047
Number of corporate shareholders (Units)	14,058
Number of institutional Investors (Units)	690

Outstanding Shares:

Outstanding shares corresponding to all shares of the issuer except those held by the controlling shareholder, the persons related to it, the issuer management and the shares held in treasury.

Number of common shares	734,632,601	99.212%
Number of preferred shares	0	0.000%
Total	734,632,601	99.212%

Share Class:

Class A Preferential	0	0.000000%

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Item 6.4 of the Reference Form – Shareholding in Companies:

Embraer:

Company Name	CNPJ	Issuer share (%)
Airholding S.A.	00.000.000/0000-00	100
Atech - Negócios em Tecnologia S.A.	11.262.624/0001-01	100
ECC INVESTMENT SWITZERLAND AG	00.000.000/0000-00	100
EMBRAER (CHINA) AIRCRAFT TECHNICAL SERVICES CO. LTD.	00.000.000/0000-00	100
EMBRAER AIRCRAFT CUSTOMER SERVICES, LLC	00.000.000/0000-00	100
EMBRAER AIRCRAFT HOLDING, INC.	00.000.000/0000-00	100
EMBRAER AIRCRAFT MAINTENANCE SERVICES, LLC	00.000.000/0000-00	100
EMBRAER ASIA PACIFIC PTE. LTD	00.000.000/0000-00	100
EMBRAER AVIATION INTERNATIONAL – EAI	00.000.000/0000-00	100
EMBRAER BUSINESS INNOVATION CENTER, INC.	00.000.000/0000-00	100
EMBRAER CAE TRAINING SERVICES, LLC	00.000.000/0000-00	51
EMBRAER DEFENSE AND SECURITY, INC	00.000.000/0000-00	100
Embraer Defesa e Segurança Participações S.A.	12.592.902/0001-43	100
EMBRAER ENGINEERING & TECHNOLOGY CENTER USA, INC.	00.000.000/0000-00	100
EMBRAER EXECUTIVE AIRCRAFT, INC.	00.000.000/0000-00	100
EMBRAER EXECUTIVE JET SERVICES, LLC	00.000.000/0000-00	100
EMBRAER FINANCE LTD.	00.000.000/0000-00	100
EMBRAER GPX LTDA.	00.000.000/0000-00	100
EMBRAER NETHERLANDS B.V.	00.000.000/0000-00	100
EMBRAER NETHERLANDS FINANCE B.V.	00.000.000/0000-00	100
EMBRAER OVERSEAS LTD.	00.000.000/0000-00	100
EMBRAER PORTUGAL S.A.	00.000.000/0000-00	100
EMBRAER SPAIN HOLDING CO. SL	00.000.000/0000-00	100
EVE HOLDING, INC	00.000.000/0000-00	89.4
EVE SOLUÇÕES DE MOBILIDADE AÉREA URBANA LTDA.	42.128.214/0001-98	89.4
EVE UAM, LLC.	00.000.000/0000-00	89.4
EZ AIR INTERIOR LIMITED	00.000.000/0000-00	50
EZS INFORMÁTICA S.A.	06.234.798/0001-12	76.6
FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES EMBRAER VENTURES	29.491.215/0001-34	100
OGMA – INDÚSTRIA AERONÁUTICA DE PORTUGAL S.A.	00.000.000/0000-00	65
TEMPEST SECURITY INTELLIGENCE LIMITED	00.000.000/0000-00	76.6
Tempest Serviços de Informática S.A.	05.359.075/0001-87	76.6
VISIONA INTERNACIONAL B.V.	00.000.000/0000-00	51
Visiona Tecnologia Espacial S.A.	13.944.554/0001-99	51
Yaborã Indústria Aeronáutica S.A.	30.657.250/0001-60	100

50

Item 6.5 of the Reference Form – Corporate Structure:

51

EMBRAER
Controladas diretas
Embraer GPX Ltda.
Embraer Defesa e Segurança Participações S.A.
Atech - Negócios em Tecnologias S.A.
Visiona Tecnologia Espacial S.A.
Visiona International BV
Coqueiro Par Participações Ltda. -
TEMPEST Serviços de Informática.
EZS Informática S.A.
Tempest Security Intelligence Limited
Águas Azuis Construção Naval SPE Ltda.
Instituto Embraer de Educação e Pesquisa -
Embraer Prev – Soc. de Prev. Complementar –
Controladas EUA
Embraer Aircraft Holding, Inc
Embraer Executive Jet Services, LLC
Embraer Executive Aircraft, Inc.
Embraer Defense and Security, Inc.
Embraer CAE Training Services, LLC -
Embraer Engineering & Technology Center USA, Inc. -
Embraer Foundation, Inc. -
Embraer Business Innovation Center, Inc. -
Embraer Aircraft Customer Services, LLC.
Embraer Aircraft Maintenance Services, LLC
Nidec Aerospace, LLC
EVE Holding, Inc
EVE UAM, LLC
EVE Soluções De Mobilidade Aérea Urbana Ltda.
Controladas EMEA
Embraer Spain Holding Co., SL
ECC Investment Switzerland, AG
Embraer Finance Ltd
Embraer Aviation International – EAI
SPCs
Blue Alliance Limited
Controladas Comercial
Yaborã Indústria Aeronáutica S.A.
Embraer Overseas Limited
Embraer Netherlands Finance B.V.
Embraer Netherlands B.V.
Embraer Portugal, S.A
Embraer (China) Aircraft Technical Services Co., Ltd
Embraer Asia Pacific Pte Ltd.
EZ Air Interior Limited -
Embraer CAE Training Services (NL) B.V.
Embraer CAE Training Services (U.K.) Limited
Airholding, S.A
OGMA

52

14. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to these companies, as defined by the rules that deal with public offerings for the acquisition of shares.

On the present date, Embraer is the owner of 450,033,708 shares, with a nominal value of R$1.00 each, representing 100% of ELEB share capital.

15. Exposure of any of the companies involved in the transaction, or persons related to them, as defined by the rules that deal with public offerings for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

16. Report covering all business carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the operation:

(a)	Companies involved in the operation:

(i) Private Purchase Operations; (ii) Private sale transactions; (iii) Purchase transactions in regulated markets; and (iv) Sale transactions in regulated markets

Not applicable, since there were none of the transactions mentioned in items (i), (ii), (iii) and (iv) above in the period.

(b)	Parties related to companies involved in the transaction:

(i)	Private Purchase Operations; (ii) Private sale transactions; (iii) Purchase transactions in regulated markets; and (iv) Sale transactions in regulated markets

Not applicable, since there were none of the transactions mentioned in items (i), (ii), (iii) and (iv) above in the period.

17. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction has been negotiated pursuant to CVM Guidance Opinion No. 35, of 2008.

Not applicable.

53

ANNEX II.A – PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ELEB EQUIPAMENTOS LTDA. BY EMBRAER S.A.

PROTOCOL AND JUSTIFICATION FOR THE MERGER

OF ELEB EQUIPAMENTOS LTDA. BY EMBRAER S.A.

This private instrument is signed by the administrators of the companies indicated below:

(a)                  EMBRAER S.A., a publicly-held company, headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 2,170, Putim, ZIP CODE 12227-901, registered with the CNPJ/MF under No. 07.689.002/0001-89 (“EMBRAER”); and

(b)                ELEB EQUIPAMENTOS LTDA., a limited liability company, headquartered in the city of São José dos Campos, State of São Paulo, at Rua Itabaiana, No. 40, Jardim Petrópolis, ZIP CODE 12237-540, registered with the CNPJ/MF under No. 55.763.775/0001-00 (“ELEB”).

EMBRAER and ELEB are hereinafter also referred to individually as “Party” and jointly the “Parties”.

The Parties RESOLVE to undersign, pursuant to articles 223 et seq. of Law No. 6,404/76 (“Brazilian Corporation Law”), this Protocol and Justification of ELEB Equipamentos Ltda. by Embraer S.A. (“Protocol”), which aims to establish the terms, conditions and justification for the merger of ELEB by EMBRAER (“Merger”), which will be submitted in due course to the shareholders of EMBRAER and the sole shareholder of ELEB.

1.               COMPOSITION OF THE SHARE CAPITAL OF THE COMPANIES INVOLVED

1.1            ELEB’s share capital. On this date, ELEB’s share capital, fully subscribed and paid up, is R$ 450,033,708.00, divided into 450,033,708 shares, with a nominal value of R$ 1.00 each, all owned by EMBRAER.

1.2            EMBRAER’s share capital. On this date, EMBRAER’s share capital, fully subscribed and paid up, is R$ 5,159,617,052.42, divided into 740,465,044 registered common shares, of which one is a special class common share, all without par value.

2.               DESCRIPTION AND JUSTIFICATION OF THE MERGER

2.1            Object. The Protocol establishes the terms and conditions of the Merger, which will be performed with the transfer and absorption of all assets and liabilities of ELEB by EMBRAER, with the consequent extinction of ELEB and succession of all its rights and obligations by EMBRAER, according with the article 227 of the Brazilian Corporation Law and article 1,116 of Law No. 10,406/2002 (“Civil Code”), to be submitted to the deliberation of EMBRAER General Meeting, as well as approved by the resolution of ELEB’s sole shareholder, in accordance with the Brazilian Corporation Law and the Civil Code.

54

2.2            Reasons and Justifications. The Merger of ELEB by EMBRAER aims to promote operational, administrative and financial efficiency, as well as simplifying EMBRAER’s corporate structure, with greater use of the synergies between EMBRAER and ELEB, generating financial and commercial benefits for the companies involved, in addition to reducing operating costs for EMBRAER.

3.               ASSESSMENT CRITERIA, TREATMENT OF EQUITY VARIATIONS AND APPOINTMENT OF THE SPECIALIZED COMPANY

3.1            Assessment Criteria. In compliance with article 224, item III, of the Brazilian Corporation Law, the valuation criterion for ELEB's equity, for the purposes of the Merger, will be the book value of its assets and liabilities, through ELEB's accounting books, on the base date of May 31, 2024 (“Base Date”).

Considering that, on this date, the entire share capital of ELEB is owned by EMBRAER and the net equity of ELEB is fully reflected in the net equity of EMBRAER as a result of the application of the equity method, in accordance with the decision handed down within the scope of SEI Process No. 19957.011351/2017-21, the provisions regarding the preparation of the calculation of the replacement ratios of ELEB's shares, pursuant to article 264 of the Brazilian Corporate Law, are not applicable, and it will not be necessary to adopt specific measures aimed at complying with the fiduciary duties of EMBRAER's managers, pursuant to CVM Guidance Opinion No. 35.

3.2            Specialized Company. For the purposes of the Merger presented herein, EMBRAER’s management hired Forvis Mazars Auditores Independentes - Sociedade Simples, headquartered in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Suite 54, 5th floor, ZIP 13024-001, registered with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Council of the State of São Paulo under No. CRC 2SP023701/O-8 (“Specialized Company”), to proceed with the assessment of ELEB net equity to be absorbed by EMBRAER as a result of the Merger, according to the appraisal report that constitutes Annex I to this Protocol (“Appraisal Report”).

55

3.3            Absence of Conflict. The Specialized Company declared that there is no conflict or communion of interests, actual or potential, with EMBRAER, or even regarding the Merger itself, that could prevent or affect the preparation of the Appraisal Report requested to them, for the purposes of the transaction herein presented.

3.4            ELEB Net Equity. The value of ELEB net equity, on the Base Date, is R$ 959,740,499.93.

3.5            Treatment of Subsequent Equity Variations. Any equity variations calculated between the Base Date and the date of the effective Merger will be appropriated by Embraer, properly recorded in the relevant accounting books, and the corresponding balances will be reflected in EMBRAER balance sheet after the Merger approval.

3.6            Assets and Rights. The assets, rights and obligations of ELEB to be transferred to EMBRAER as a result of the Merger are those described in the relevant Appraisal Report.

4.               MERGER OF ELEB AND ITS EFFECTS

4.1            Changes in EMBRAER Net Equity. As a result of the Merger, the value of EMBRAER net equity will not change, since the equity to be transferred to EMBRAER is already reflected in its net equity, as a result of the equity equivalence method.

4.2            Substitution Ratio. Whereas: (i) ELEB is a wholly-owned subsidiary of EMBRAER; and (ii) there will be no capital increase or the issuance of new shares by EMBRAER as a result of the Merger, there will be no substitution ratio between ELEB quotas and EMBRAER shares.

4.3            Absence of Capital Increase. The Merger will not result in an increase or reduction in EMBRAER share capital, since, on this date, EMBRAER holds all the quotas representing the share capital of ELEB, and, therefore, all the assets and liabilities subject to the Merger are already reflected in EMBRAER by the equity equivalence method.

4.4            Absence of Change in the Corporate Object. EMBRAER’s corporate object will also not be changed by the fact that the Parties have similar corporate objects, and ELEB does not perform any activity other than those already included in EMBRAER’s corporate object.

4.5            Absence of Modification of Rights. The rights (or political and patrimonial advantages) granted to the shares issued by EMBRAER will not be changed as a result of the Merger.

56

4.6            Absence of Amendment to Embraer’s Bylaws. In view of the provisions of the items 4.3, 4.4 and 4.5 above, EMBRAER’s Bylaws will not be subject to any amendment as a result of the Merger.

4.7            Right of Withdrawal. Since all the shares representing ELEB's share capital are held by EMBRAER, there will be no right of withdrawal for ELEB's shareholders, under the terms of article 1.077 of the Civil Code.

4.8            Extinction of ELEB. The Merger shall be effective as of January 1, 2025, with ELEB’s extinction by operation of law, ceasing its legal existence and being succeeded by EMBRAER in all its assets, rights and obligations.

5.               CORPORATE APPROVALS

5.1            Corporate Approvals. The implementation of the Merger, under the terms and conditions outlined in this Protocol, will depend on the accomplishment of the following acts, all interdependent:

(i)	EMBRAER’s Extraordinary General Meeting approving (a) this Protocol, (b) ratification of the appointment of the Specialized Company, (c) the Appraisal Report, (d) the Merger and (e) the authorization for EMBRAER’s management to perform all acts necessary for the implementation of the Merger; and

(ii)	Amendment to ELEB's Articles of Association, in which the sole shareholder must approve: (a) this Protocol, (b) ratification of the appointment of the Specialized Company, (c) the Appraisal Report, (d) the Merger, with the consequent extinction of ELEB, and (e) authorization for ELEB's management to perform all the acts necessary for the implementation of the Merger.

6.               FINAL PROVISIONS

6.1            Entire Agreement, Annexes and Amendments. This Protocol and its annex constitute the totality of the understandings and covenants of the Parties management regarding the matters hereby agreed. This Protocol and its annexes may only be amended or added by a written instrument signed by the Parties management.

6.2            Independence of Provision. If any clause, provision, term or condition of this Protocol is considered void or unenforceable, the remaining clauses, provisions, terms and conditions shall not be affected.

57

6.3            Archiving, Publication and Measures. Once the Merger is approved by EMBRAER’s shareholders, and also by EMBRAER, as the sole partner of ELEB, EMBRAER’s management will be liable for archiving and publishing all acts related to the Merger. EMBRAER must also perform all acts subsequent to the Merger, including the cancellation of ELEB registrations with the competent federal, state and municipal offices, and also the maintenance of its corporate and accounting books for the legal period. The costs and expenses arising therefrom will be fully borne by EMBRAER.

6.4            Documents. This Protocol and Justification, the Appraisal Report and the other documents herein mentioned will be made available to shareholders in due course, at EMBRAER headquarters and on EMBRAER investor relations website (https://ri.embraer.com.br/) and on the websites of the Brazilian Securities and Exchange Commission – CVM (www.gov.br/cvm/pt-br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br/pt_br).

6.5            Applicable Law and Jurisdiction. This Protocol shall be governed by the laws of the Federative Republic of Brazil, and the court of the judicial district of the Capital of the State of São Paulo shall be elected to settle all issues arising from this Protocol, with the waiver of any other, as privileged as it is or may be.

6.6            Signature. The Parties declare and acknowledge that this Protocol may be signed electronically via DocuSign or any other similar platform, with or without the use of a digital certificate issued in compliance with the standards established by ICP-Brasil, and shall be fully valid and effective, in all its content, after the last signature. All signatures shall be properly certified by the Parties in its integrity and authenticity, guaranteed by an encryption system, pursuant to Article 10, paragraph 2 of Provisional Measure No. 2,200-2, of August 24, 2001, and also the applicable law.

São Paulo, September 12, 2024

[Signatures are on the next page]

58

[Signature Page 1/3 of the Protocol and Justification for the Merger of ELEB EQUIPAMENTOS LTDA. by EMBRAER S.A.]

Management of EMBRAER S.A.:

Alexandre Gonçalves Silva Chairman of the Board of Directors	Raul Calfat Vice-President of the Board of Directors

Claudia Sender Ramirez Member of the Board of Directors	Dan Ioschpe Member of the Board of Directors

Edmilson Saes Member of the Board of Directors	Kevin Gregory McAllister Member of the Board of Directors

Mauro Gentile Rodrigues da Cunha Member of the Board of Directors	Pedro Luís Farcic Member of the Board of Directors

Alexandre Magalhães Filho Member of the Board of Directors	Todd Messer Freeman Member of the Board of Directors

59

[Signature Page 2/3 of the Protocol and Justification for the Merger of ELEB EQUIPAMENTOS LTDA. by EMBRAER S.A.]

Márcio Fernando Elias Rosa Member of the Board of Directors	Francisco Gomes Neto Chief Executive Officer

Antonio Carlos Garcia Executive Vice President of Finance and Investor Relations	Luís Carlos Marinho da Silva Executive Vice President of Operations

Roberto de Deus Chaves Executive Vice President of Global Procurement

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[Signature Page 3/3 of the Protocol and Justification for the Merger of ELEB EQUIPAMENTOS LTDA. by EMBRAER S.A.]

Management of ELEB Equipamentos Ltda.:

Luís Carlos Marinho da Silva Chief Executive Officer	André Luiz Soriani Director without specific designation

Rafael Blanco Nema Director without specific designation

Witnesses:

1. _____________________	2. _____________________
Name: ID: ITIN:	Name: ID: ITIN:

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ANNEX II.B – MINUTES THAT DISCUSSED THE MERGER

EMBRAER S.A.
PUBLICLY HELD COMPANY
CNPJ No. 07.689.002/0001-89
NIRE 35.300.325.761

MINUTES No. 43/2024 - BOOK 008
ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 14, 2024

On March 14, 2024, at 8:30m, the ordinary meeting of the Board of Directors (“BoD”) of Embraer S.A. was held, having as Chairman Alexandre Gonçalves Silva and with the participation of the undersigned Members of the Board of Directors, to discuss, among other topics, the merger of ELEB into Embraer S.A., by Elaine Funo and Daniel Cordeiro, as per Annex 2. The BoD unanimously decided:

Considering the recommendation from the Audit, Risks and Ethics Committee, to approve the project of the merger of ELEB into Embraer S.A.

There being no further matters to discuss, the Chairman adjourned this meeting, and, for the record, I, Fabiana Leschziner, acting as Secretary, wrote these minutes, which were signed by all participants.

March 14, 2024.

Signatures: Alexandre Gonçalves Silva – Chairman; Raul Calfat – Vice-chairman; Alexandre Magalhães Filho – Member of BoD; Claudia Sender Ramirez – Member of BoD; Dan Ioschpe – Member of BoD; Edmilson Saes – Member of BoD; Kevin Gregory McAllister - Member of BoD, Márcio Fernando Elias Rosa – Member of BoD; Mauro Gentile Rodrigues da Cunha – Member of BoD; Pedro Luís Farcic – Member of BoD; Todd Messer Freeman - Member of BoD; Fabiana Klajner Leschziner – Secretary.

I certify that the text above was taken from the book of Minutes of Board of Directors.

Fabiana Klajner Leschziner

Secretary

62

EMBRAER S.A.
PUBLICLY HELD COMPANY

MINUTES No. 51/2024 - BOOK 008
ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON SEPTEMBER 12, 2024

On September 12, 2024, at 8:30am, the ordinary meeting of the Board of Directors (“BoD”) of Embraer S.A. was held, having as Chairman Alexandre Gonçalves Silva and with the participation of the undersigned Members of the Board of Directors, to discuss, among other topics, the merger of ELEB Equipamentos Ltda. by Embraer S.A.

Considering the recommendation from the Audit, Risk and Ethics Committee:

a)	to approve the terms and conditions of the "Protocol and Justification for the Merger of ELEB Equipamentos Ltda. by Embraer S.A.", to be entered into on the date hereof by the companies' administrators ("Protocol and Justification”);

b)	to ratify the engagement of specialized company Forvis Mazars Auditores Independentes- Sociedade Simples, enrolled with the Taxpayers’ Registry (CNPJ/ME) under no. 07.326.840/0004-30 (“Mazars”), to prepare the appraisal report of ELEB Equipamentos Ltda. (“ELEB”) net equity, at book value, based on ELEB balance sheet of May 31, 2024 (“Appraisal Report”);

c)	to approve the Appraisal Report, attached to the Protocol and Justification as Annex I;

d)	to grant authorization for the management to perform any acts required for the implementation of the Merger and to ratify the acts that have already been performed; and

e)	to call a Company's Extraordinary General Shareholder’s Meeting, by means of a call notice, which will be held, on first call, on November 14, 2024, at 10:30 am, to vote on the Merger, in accordance with the Management Proposal hereby approved.

There being no further matters to discuss, for the record, I, Fabiana Leschziner, as Secretary, wrote these minutes, which were signed by all participants.

September 12, 2024.

Signatures: Alexandre Gonçalves Silva – Chairman; Raul Calfat – Vice-chairman; Alexandre Magalhães Filho – Member of BoD; Claudia Sender Ramirez – Member of BoD; Dan Ioschpe – Member of BoD; Edmilson Saes – Member of BoD; Kevin Gregory McAllister - Member of BoD, Márcio Fernando Elias Rosa – Member of BoD; Mauro Gentile Rodrigues da Cunha – Member of BoD; Pedro Luís Farcic – Member of BoD; Todd Messer Freeman - Member of BoD; Fabiana Klajner Leschziner – Secretary.

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I certify that the text above was taken from the book of Minutes of Board of Directors.

Fabiana Klajner Leschziner

Secretary

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ No. 07.689.002/0001-89
NIRE 35.300.325.761

MINUTES OF THE 173ª ORDINARY MEETING OF THE FISCAL COUNCIL HELD ON SEPTEMBER 12, 2024

On September 12, 2024, at 9am, the undersigned members of the Fiscal Council of Embraer S.A. (“Embraer” or “Company”) met virtually for the purpose of analyzing and issuing an opinion regarding the merger proposal of ELEB Equipamentos Ltda., enrolled with the Taxpayers’ Registry (CNPJ/ME) under no. 55.763.775/0001-00 (“ELEB”) by Embraer, effective as of January 1st, 2025 (“Merger”), under the terms of the signed Protocol and Justification, whose opinion is part of these minutes:

FISCAL COUNCIL OPINION

The effective members of the Fiscal Council of the Company, in the use of their legal functions according to article 163 Law No. 6,404/76 and within the limits of their powers, analyzed the “Protocol and Justification of ELEB Equipamentos Ltda. by Embraer S.A.” (“Protocol and Justification”) regarding the Merger and, based on such analysis, understand that the referred document can be submitted for the resolution of the Company’s shareholders in the Extraordinary General Meeting.

Closing: There being no further matters to discuss, the floor was offered to whomever wished to speak and, as nobody did, the Chairman adjourned the meeting for the drafting of these minutes. After the meeting was reopened, the minutes were read, approved and signed by all participants.

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São José dos Campos, September 12, 2024.

Mario Ernesto Vampré Humberg Chairman	Carla Alessandra Trematore Vice-Chairman

Alexandre Navarro Garcia Member of Fiscal Council	Elvira Baracuhy Cavalcanti Presta Member of Fiscal Council

Raphael Manhães Martins Member of Fiscal Council	Flavia Cagnoli Mantoanelli Secretary

[Signature page of the Minutes of the 173ª Ordinary Meeting of the Fiscal Council of Embraer S.A., held on September 12, 2024, at 9am]

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ANNEX II.C - APPRAISAL REPORT

Appraisal report of the accounting net equity calculated through the accounting books

To the Management and Shareholders

Embraer S.A.

Forvis Mazars Auditores Independentes- Sociedade Simples, headquartered in the city of Campinas, at Av. Coronel Silva Teles, 1002 - Suite 54 – 5th Floor, ZIP: 13024-001, registered in the National Registry of Legal Entities of the Ministry of Finance under No. 07.326.840/0004-30, registered with the Regional Accounting Council of the State of São Paulo under No. CRC 2SP023701/O-8, represented by its undersigned partner, Mrs. Franciane Heloise Moraes Messias, accountant, holder of RG No. 33.675.270-2, registered with the CPF under No. 224.428.548-05 and with the Regional Accounting Council of the State of São Paulo under No. SP262973/O-6, resident and domiciled in Campinas - SP, with office at the same address as the represented company, appointed by the management of Embraer S.A., to proceed with the assessment of the accounting net equity of ELEB Equipamentos Ltda. on May 31, 2024, in compliance with the accounting practices adopted in Brazil, summarized in Annex I, presents the result of its work below.

Assessment objective

The assessment of the accounting net equity on May 31, 2024 of ELEB Equipamentos Ltda., aims to subsidize the merger, by Embraer S.A., of its wholly-owned subsidiary ELEB Equipamentos Ltda. (“Company”).

Management liability regarding accounting information

The Company management is liable for the bookkeeping and preparation of accounting information in compliance with the accounting practices adopted in Brazil, and also for the relevant internal controls that it has determined as necessary to enable the preparation of such accounting information free from material misstatement, regardless if caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in annex I of the appraisal report.

Scope of the work and liability of the independent auditor

Our liability is to express a conclusion on the book value of ELEB Equipamentos Ltda net equity, on May 31, 2024, based on the work conducted in compliance with the 2002 CTG Technical Communication, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for the issuance of an appraisal report. Therefore, we examined the Company balance sheet in compliance with the applicable accounting standards, which require that the accountant complies with ethical requirements and that the work is planned and executed with the objective of obtaining reasonable assurance that the accounting net equity calculated for the preparation of our appraisal report is free of material misstatement.

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The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts accounted for. The selected procedures depend on the judgment of the accountant, including the risks assessment of material misstatement in net equity, regardless if caused by fraud or error. In this risk assessment, the accountant considers the relevant internal controls to the preparation of the Company balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of those internal controls of the Company. The work also includes the adequacy assessment of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the obtained evidence is sufficient and appropriate to support our conclusion.

Conclusion

Based on the work developed, we conclude that the amount of R$ 959,740,499.93 (nine hundred and fifty-nine million, seven hundred and forty thousand, four hundred and ninety-nine reais and ninety-three cents) of the assets and liabilities shown below, as stated in the balance sheet on May 31, 2024, recorded in the accounting books, represents, in all material aspects, the net equity of ELEB Equipamentos Ltda. on the base date of May 31, 2024, assessed in compliance with the accounting practices adopted in Brazil.

Campinas, July 15, 2024.

Forvis Mazars Auditores

Independentes S.S. CRC

2SP023701-O-8

Franciane Heloise Moraes

Messias Accountant CRC

SP262973/O-6

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ANNEX 1

NET EQUITY OF ELEB EQUIPAMENTOS LTDA.

The accounting net equity of ELEB Equipamentos Ltda., subject to assessment, was determined based on the Company balance sheet on the base date of May 31, 2024 and comprises the accounting balances as follows:

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ELEB Equipamentos Ltda., focus is to develop and produce a diverse range of products for aeronautical application, such as landing gear systems, hydraulic actuators, electro-hydraulic valves, hydraulic reservoirs, pylons, among others. ELEB Equipamentos Ltda. participates in the complete cycle of equipment, from its design and development, to testing, certification, manufacturing and after-sales support.

Embraer S.A. investment in the Company, a wholly-owned subsidiary of Embraer S.A., is recognized by the equity equivalence method from the date when control was acquired. According to this method, the financial share in the subsidiaries are recognized in the financial statements at acquisition cost, and are periodically adjusted by the amount corresponding to the Company share in the net results against an operating income account. The table below shows the investment recorded by Embraer S.A. related to the share in the Company:

Wholly-owned subsidiary – ELEB Equipamentos Ltda.	In reais
Number of shares of the share capital	450,033,708.00
Number of shares of the share capital held by Embraer S.A.	450,033,708.00
Shareholding percentage	100%
Investment recorded on May 31, 2024 (in Brazilian reais)	959,740,499.93

Summary of the main accounting practices adopted by the Company

PRESENTATION OF FINANCIAL STATEMENTS

Financial statements were prepared and are presented in compliance with the accounting practices adopted in Brazil, including the accounting pronouncements issued by the Accounting Pronouncements Committee (CPC), and show all the relevant information contained in the financial statements, and only them, which are consistent with those used by administration in their management.

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Preparation base

Financial statements have been prepared on the basis of historical cost (except where the item required a different criterion) and, where applicable, adjusted to reflect the assets and liabilities assessment measured at fair value in the subsequent measurement.

The preparation of the financial statements requires the use of certain estimates, judgments and assumptions, which require the Management judgement for the application of the Company accounting practices. Areas involving a high degree of judgment or complexity, or areas in which assumptions and estimates are relevant to the preparation of the financial statements and are described in the Estimates, Judgments and Assumptions section.

MAIN MATERIAL ACCOUNTING PRACTICES

The following are the relevant accounting practices adopted in the preparation of these financial statements.

1.	Functional currency

The Company functional currency is the U.S. dollar (“US$” or “dollar”), which is the currency of its main economic operating environment, based on the following indicators:

•	Currency that most influences the goods and services prices. This is the currency that the sale price of its goods and services are expressed and settled;
•	Currency of the country which competitive forces and regulations most influence business;
•	Currency that most influences the costs of supplying products or services, that is, the currency that costs are normally expressed and settled;
•	Currency in which funds from financing activities are normally originated and the funds generated by operating activities are accumulated.

2.	Financial Statement Presentation Currency

In compliance with Brazilian law, these financial statements are presented in reais (“R$”). All balances have been rounded to the nearest thousand, unless otherwise noted.

These financial statements have been converted into the presentation currency using the following criteria:

•	Assets and liabilities at the exchange rate in force on the balance sheet date;
•	Comprehensive income, statement of cash flows and value added at the average monthly exchange rate; and
•	Net equity items at the exchange rate on the date of its formation.

Exchange rate variations arising from the conversion of the financial statements from the functional currency into the presentation currency are recognized in other comprehensive income.

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3.	Transactions in foreign currencies

Foreign currency transactions are converted into functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary assets and liabilities denominated and assessed in foreign currencies on the balance sheet date are reconverted to the functional currency at the exchange rate on that date. Adjustments resulting from this conversion are recognized in the income statement as net monetary and exchange rate variations.

Advances received from customers and those paid to suppliers as an advance consideration for goods or services in foreign currency are converted on the transaction date and are not updated subsequently.

4.	Cash and cash equivalents

Cash and cash equivalents comprise cash, bank deposits and other investments with high liquidity and original maturities of up to 90 days from the date of contracting and subject to negligible risk of change in value.

Invested funds that do not meet the definition of cash and cash equivalents are shown as financial investments.

5.	Financial instruments

Initial recognition and measurement

Customer receivables are initially recognized on the date they were originated. All other financial assets and liabilities are recognized initially when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is an accounts receivable from customers without a significant financing component) or financial liability is initially measured at fair value, plus or minus, for an item not measured at fair value through profit or loss (“FVPL”), the transaction costs that are directly attributable to its acquisition or issuance. An accounts receivable from customers without a significant financing component is initially measured at the price of the transaction.

Classification, subsequent measurement and de-recognition

a)	Financial assets

Financial assets are initially measured at fair value, plus transaction costs attributable to their acquisition or issuance, except for instruments measured at fair value through profit or loss, for which these costs are recognized immediately in profit or loss.

The Company classifies financial assets as measured at amortized cost only if both criteria are met:

•     The financial asset is kept within a business model which objective is to receive the contractual cash flows; and

•     The contractual terms generate, on specific dates, cash flows that are only related to the payment of principal and interest on the outstanding principal amount.

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Financial assets are de-recognized when the contractual rights to receive the cash flows of the asset expire or are transferred in a transaction in which substantially all of the risks and benefits of ownership of the financial asset are transferred by the Company.

Business model assessment

The Company evaluates the purpose of the business model for the financial assets management as part of the accounting classification of the instruments. The considered factors are:

•     The current financial policy and the objectives stipulated for the portfolio management, which includes assessing whether the strategy is focused on obtaining contractual interest income, maintaining a certain interest rate profile, the relationship between the duration of financial assets and related liabilities, expected cash outflows, or the realization of cash flows through the sale of financial assets;

•	How the portfolio performance is evaluated and reported to Management;
•	Risks that affect business model performance and how they are managed; and

•     The frequency, volume, and timing of asset sales in previous periods, the reasons for such transactions, and future expectations.

Assessment whether contractual cash flows are principal and interest payments

To assess whether contractual cash flows are exclusively principal and interest payments, principal is defined as the fair value of the financial asset at initial recognition, and interest as a consideration for the money value over time, for the credit risk associated with the principal amount outstanding during contractual terms, other risks and general borrowing costs, and also a markup on the transaction.

This assessment is made by considering the contractual terms of the financial assets, which includes, in addition to the assessment of whether the contractual cash flows are exclusively principal and interest payments, the existence of terms that could change the timing or value of the contractual cash flows that would not meet the definition, including: contingent events, terms that can adjust contractual rates, prepayment and the extension of terms, and terms that limit access to cash flows of specific assets.

b)	Financial liabilities

The Company classifies its financial liabilities in the category of measured at amortized cost. Variations in financial liabilities measured at amortized cost, including interest and exchange rate variation, are recognized in the income statement for the period under the heading of net financial revenues, except for exchange rate variation recognized as net monetary and exchange rate variations.

Financial liabilities are de-recognized when contractual obligations are withdrawn, cancelled or expired. The difference between the extinguished book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the result of the year.

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6.	Accounts receivable from customers

When making a sale, the Company evaluates its collection period. If the sale amount is not received immediately, it will be recognized in accounts receivable. The amount receivable for a credit sale is adjusted to present value when applicable, identifying an interest rate compatible with the market at the time of the sale and applying it to the amount receivable according to the collection period. The Company understands that there is no significant financing component in customer accounts receivable.

Expected credit losses are recognized using real experiences of credit losses verified in recent years and monitoring of prospective trends in the markets and segments in which the Company operates. The evaluated factor is applied to measure the expected losses and recognition in the result of the year. The methodology data are periodically monitored and reviewed in view of the economic circumstances and the markets in which the Company operates. On May 31, 2024, the expected loss factor is 0.84% (0.84% on December 31, 2023).

7.	Inventories

Inventories are basically composed of raw materials, products in progress, goods in transit, and finished products. The inventory of raw materials is recognized by the acquisition cost. The products in progress are composed of raw materials, direct labor, other direct costs and general manufacturing expenses. When completed, these products are recognized as finished products.

The assessment method of raw material inventories is the moving weighted average. Inventories are assessed at cost or net realizable value, among the two the lesser.

A provision for potential losses is constituted when, based on Management estimate, items are defined as obsolete or stockpiled in quantities greater than those to be used in the projects. Imports in progress are shown at the cumulative cost of each import.

8.	Fixed assets

Fixed assets are measured at historical acquisition or construction cost, less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated by the linear method based on the estimated useful life of the items. The estimated useful life of the assets is reviewed at each balance sheet date and adjusted if appropriate. Land is not depreciated.

Subsequent costs are capitalized only when future economic benefits associated with the expenditures are likely to flow and can be safely measured.

Below is a summary description of the items that make up the fixed assets:

a)	Buildings and improvements on land – buildings mainly comprise factories, engineering departments and offices, while improvements include parking lots, streets, water and sewage network.

b)	Facilities – comprise the auxiliary industrial facilities that directly or indirectly support the Company industrial operations, and also facilities in the engineering and administrative areas.

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c)	Machinery and equipment – comprise machinery and other equipment directly or indirectly used in the manufacturing process.
d)	Furniture and utensils – mainly comprise furniture and utensils used in the production, engineering and administrative areas.
e)	Vehicles – mainly comprise industrial vehicles and automobiles.

f)	Computers and peripherals – comprise computer equipment mainly used in the production, engineering and administrative process.

9.	Intangible assets

a)	Development

Research expenses are recognized as expenses when incurred, while project development expenses, composed mainly of product development expenses, including drawings, engineering projects, prototype construction projects, are recognized as intangible assets when it is likely that the projects will generate future economic benefits, considering their commercial and technological viability, availability of technical and financial resources, and only if the cost can be reliably measured.

Capitalized development expenses are amortized from the moment the benefits begin to be generated based on the delivery of landing gears that are estimated to be sold in the implementation of each project, with the amortized amounts being appropriated to the production cost. The amortization quota revision is performed at least annually.

In the case of stalled projects or those which realization is considered unlikely, deferred expenses are written off or reduced to the estimated net recovery value.

b)	Computer programs (software)

This group of assets is made up of the acquired licenses of computer programs. Expenses associated with software maintenance are recognized as expenses when incurred. Expenses directly associated with software controlled by the Company and which are likely to generate economic benefits greater than costs for more than one year are recognized as intangible assets.

Amortization is calculated by the linear method based on the estimated useful life of the items (5 years).

10.	Impairment of non-current assets

Fixed assets and intangible assets with a defined useful life are analyzed by the Company, at the end of the year, to assess whether there are indicators that their book value may not be recoverable, aiming to carry out the impairment test.

For impairment testing, assets are grouped into Cash Generating Units (“CGU”), considering the Company business model and how the generated cash flows are tracked. In general, CGUs are defined according to the product lines and services produced by the Company.

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The Company applies the concept of value in use using the expected and traditional cash flow approaches, discounted to present value by the weighted average cost of capital (“WACC”). The cash flow projection for each CGU takes into account the Company Strategic Plan for the medium and long term, prepared based on all the characteristics and expectations of the business.

An impairment loss is recognized if the book value of the asset or CGU exceeds its recoverable amount. Impairment losses are recognized in the profit or loss statement as other operating expenses.

For the year ended December 31, 2023, the impairment tests did not identify scenarios of devaluation or reversal of impairment losses.

11.	Product warranties

Warranty expenses are recognized at the time of the products sale based on the estimated amounts to be incurred during the warranty period, through the application of a percentage of the sale price of the landing gears and other equipment, which take into account the history of expenses with these warranties.

The warranty coverage period ranges from 3 to 72 months. The reversal of unused amounts is performed when the period is expired.

In some cases, the Company is required to make non-recurring modifications to the product due to the requirement of aeronautical certification authorities, and the anticipated costs are accrued when the new requirements are made.

The Management periodically monitors the history of use and evolution of the product warranty, and if appropriate, revises the estimate.

The provision for product warranties is recognized against the cost of sold products and provided services in the profit or loss statement.

12.	Provisions, contingent assets and liabilities, legal obligations and judicial deposits

Provisions are recognized taking into account the opinion of legal advisors, the nature of the actions, similarity with previous processes, complexity and the positioning of courts. Whenever the loss is assessed as probable, which would cause a probable outflow of funds for the settlement of obligations and when the amounts involved are measurable with sufficient certainty, the provision is recognized. Provisions for labor claims are recognized based on the historical percentage of disbursements for each claim. The amounts accrued reflect the best estimate that the Company has to measure the outflow of funds that is expected to occur.

A contingent liability is a possible obligation that results from past events and which existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully under the control of the entity; or a present obligation that results from past events but is not recognized because it is not likely that an outflow of funds incorporating economic benefits will be required to settle the obligation or the value of the obligation cannot be measured with sufficient reliability.

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Legal obligations arise from tax obligations that have been challenged regarding their legality or constitutionality, and which amounts are fully recognized in the financial statements.

For environmental provisions, the Company maintains constant monitoring of any environmental impacts that its processes may cause. When deviations are found between the Company parameters and those established by the applicable legislation, corrective actions are planned and measured, and a provision is constituted considering all the amounts necessary for the desired recovery.

Judicial deposits, presented as other assets, are monetarily adjusted.

The amount recorded in the provisions is considered sufficient to cover the estimates of any losses to the Company.

13.	Employee benefits

a)	Defined contribution plan

The Company sponsors a closed-end defined contribution pension plan, which is managed by EMBRAER PREV – Complementary Pension Society.

In this plan, the Company obligation is restricted to a monthly contribution linked to a pre-defined percentage of the employees’ compensation.

Contributions to defined contribution plans are recognized in the profit or loss statement as personnel expenses when the related services are provided by employees.

b)	Post-employment medical benefit

The Company provides post-employment health care benefits to its employees, including their dependents. The expected costs of this benefit are recognized during the years of service provided by employees and measured based on actuarial studies, which main premises are:

- Discount rate: defined based on Brazilian government bond rates.

-  Growth rate of medical costs: represents the increase in the value of medical plans and is not applied in a linear way, as companies historically tend to carry out actions aimed at reducing costs, or even changing the health plan provider.

-   Aging factor: measures the increase in the use of health plans on the basis of the population aging.

-  Mortality table: the RP-2000 Generational table provided by the Society of Actuaries is used, which shows the mortality rate by age group and gender.

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- Probability of retirement: estimate of the probability of retirement by age group.

-  Dismissal rate: the T-3 Service table provided by the Society of Actuaries is used, which shows the average dismissal rate of employees by age group.

The re-measurements of the provision are recognized in other comprehensive income, net of taxes, to the extent that there are updates to assumptions and in the result when it refers to a movement in the costs of the benefit plan in force or the occurrence of any changes in the contractual characteristics of the plan.

Both the calculation, which uses the projected unit credit method, and the assumptions related to this provision are reviewed annually by qualified independent actuaries.

c)	Profit sharing

The Company grants profit sharing to its employees, upon the achievement of goals established in their relevant action plans agreed at the beginning of each year. The amount approved by the current policy is equivalent to a percentage of a nominal salary of each employee associated with the fulfillment of individual and corporate goals.

On a monthly basis, the amounts calculated by applying 1/12 (one twelfth) of the percentage according to the Company payroll are provisioned and recognized in the result as a cost or expense, depending on the function that each employee performs.

The Company advances 40% of the amount due as profit sharing in the 4th quarter of the year under calculation. After the effective calculation of the results obtained, the payment of the residual amount is made until April of the following year.

14.	Profit distribution

The proposal to distribute profits to the shareholders is recognized as a liability in the financial statements at the end of the year, based on the articles of incorporation. At the Ordinary Meeting of Partners, the distribution and payments of dividends in the amount of R$ 82,060 in 2023 (R$ 42,923 in 2022) were approved. In addition, the distribution of dividends in the amount of R$ 70,000 in 2024 was approved, referring to the profit calculated in 2023. This amount will be distributed in two moments, with the amount of R$ 55,000 to be distributed by 07/31/2024 and R$ 15,000 to be distributed by 12/31/2024.

15.	Income tax and social contribution

Income tax and social contribution expenses comprise current and deferred income taxes and social contributions. Current tax and deferred tax are recognized in the profit or loss statement unless they are related to items directly recognized in net equity or other comprehensive income.

Income tax and social contribution for the current and deferred fiscal year are calculated based on the rates of 15%, plus an additional 10% on excess taxable income of R$ 240 for income tax and 9% on taxable income for social contribution on net income.

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Deferred income tax is recognized on the temporary differences between the tax and accounting bases of assets and liabilities.

For the recognition of deferred tax assets arising from temporary differences and tax losses, the Company evaluates the expectation of generating future taxable profits against which these temporary differences and accumulated tax losses would be offset.

Deferred income taxes on assets and liabilities are offset when there is a legal right and intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority. Therefore, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, rather than net.

16.	Share-based compensation

The Executive Compensation Policy determines that part of the compensation of its executives is granted in the form of a Long-Term Incentive (LTI) applicable to statutory directors, officers and key employees, and has the following main objectives:

(i) maintain and attract highly qualified people to Embraer Group;

(ii)  ensure that people who can contribute to the best performance of Embraer Group have the right to participate in the result of their contribution;

(iii)  in addition to ensuring the continuity of Embraer Group management by aligning the interests of the executives with those of the shareholders.

As a form of LTI, the Company offers share-based payment plans settled on cash or equity instruments.

The Company recognizes in the result (cost or expense, according to the participant role) the fair value of the shares, calculated on the granting date, on a linear basis during the period when the participants unconditionally acquire the right to receive shares or payment, in return for: net equity for plans exercisable in shares or liabilities (accounts payable) for plans exercisable in cash.

Liabilities are re-measured at each balance sheet date and on the settlement date, based on the market value of the shares. Changes in the fair value of the share are recognized in the financial statement.

17.	Revenue recognition from customer contracts

Revenue is measured based on the consideration received or which the Company expects to receive for the sale of products and services in the normal course of activities. Revenue is presented net of taxes, returns, rebates and discounts.

a)	Revenues from the sale of components and services

Sales revenues are recognized when control of the promised goods is transferred to the customer, i.e. when all the recognition conditions are fulfilled, usually this occurs at the time of delivery to the customer or shipment.

The average period of contracts receipt for the sale of parts is 30 days after the asset control transfer to the customer.

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b)	Revenues from long-term contracts

In the Defense & Security segment, revenue is recognized over time, as control over the produced goods is transferred to the customer over time. The Company transfers control over time when:

•	The customer simultaneously obtains and uses the benefits resulting from the Company performance as it is delivered.
•	The Company performance results in the creation or improvement of assets under the customer control as those assets are developed or improved.
•	The entity performance does not generate an asset with significant alternative use, and the Company has an enforceable right to receive payment for work completed to date, in the event of the contract termination for the convenience of customers.

Part of the revenue from these contracts is measured according to the percentage of completion method (“PoC method”), i.e., the contracted revenue is multiplied by the percentage calculated in relation to the total estimated costs for the conclusion of the contracts.

The adequacy of revenue recognition for long-term contracts in the Defense & Security segment is based on Management best estimates of total estimated costs as they become evident.

The Company understands that the cost incurred method provides the most reliable basis for estimating the progress of contracts which revenues are recognized over time.

There is no significant funding component in long-term Defense & Security contracts. The receipt deadlines are substantially aligned with the stages of execution and delivery of each contract, agreed between the Company and the customers, so there is no expectation of either party to finance the other.

c)	Contract assets

Contract assets are related to the Company rights to consideration for work completed and not invoiced on the date of the financial statements, primarily long-term Defense & Security contracts, which are measured on a percentage of completion of the performance obligation and net of any expected credit loss. Contract assets are transferred to customer receivables when the entitlements become unconditional.

RELEVANT ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING JUDGMENTS

In preparing these financial statements, Management has used judgments and estimates that affect the application of the Company accounting practices and the reported amounts of assets, liabilities, revenues and expenses. Therefore, variables and assumptions derived from past experiences and other factors considered relevant were used. Actual results may differ from these estimates. Estimates and assumptions are reviewed on an ongoing basis and their effects are prospectively recognized.

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a)	Product warranties

Warranty expenses related to landing gears and other equipment are recognized when they are delivered based on the estimated amounts to be incurred. These estimates are based on historical factors that include, but are not limited to, warranty claims and related repair and replacement costs, warranty given by suppliers, and contractual period of coverage.

b)	Impairment of assets

Non-current assets held for use are subject to an impairment assessment if the facts and circumstances indicate that the book value is not recoverable based on the greater between the asset discounted future cash flows or net sale value. The Company Cash Generating Units (CGU) were defined, and are reviewed annually, according to the various families of Embraer S.A. aircraft. (Parent company and main customer).

The Company uses a number of assumptions in determining discounted cash flow at present value, including forecasts of future cash flows, which are based on Management best estimate of future sales and operating costs, mainly in compliance with existing firm orders, expected future orders, contracts with suppliers and general market conditions.

Changes in these forecasts may significantly alter the value of impairment, if any.

The net book values of the corresponding assets are adjusted when the recoverable amount is less than the book value. To date, these analyses have not indicated the need to recognize any impairment loss.

* * *

This annex is an integral and inseparable part of the appraisal report of the accounting net equity of ELEB Equipamentos Ltda, on the base date of May 31, 2024, issued with the purpose of subsidizing the merger, by Embraer S.A., of its wholly-owned subsidiary ELEB Equipamentos Ltda. (“Company”).

* * *

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ANNEX II.D – BALANCE SHEET OF ELEB EQUIPAMENTOS LTDA.

The accounting net equity of ELEB Equipamentos Ltda., subject to assessment, was determined based on the Company balance sheet on the base date of May 31, 2024 and comprises the accounting balances as follows:

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ANNEX III – INFORMATION OF THE CANDIDATE FOR THE FISCAL COUNCIL

(Information in items 7.3 to 7.6 of the Reference Form regarding the candidate for the Company Fiscal Council, pursuant to article 11, item I, of CVM Resolution 81/22)

Name: Patricia Leisnock		ITIN: 133.012.558-41	Profession: Chief Financial Officer		Date of Birth: 07/09/1973
Professional Background:	Ms. Patricia Leisnock's main professional experiences in the last five years are: (i) Sociedade Israelita Hospital Albert Einstein, Non-Profit Civil Association, as Financial Director, since April 2017. Main Activity of the Company: Health, Education, Teaching, Research and Social Responsibility activity and (ii) Monte Rodovias S.A., as a Board Member, from 2021 to 2023. Main Activity of the Company: administration and concession of highways. Management positions held in other companies or third sector organizations: Instituto Serendipidade, a third sector organization, as a Board Member, from 2020 to 2023. Education: Bachelor’s degree in accounting – FEAO, 1998, MBA in Health Management – INSPER and EINSTEIN, São Paulo, Brazil, 2005, Advanced Boardroom Program for Women – Saint Paul Business School, São Paulo, Brazil, 2019 and training in Governance, Risk and Compliance – KPMG Risk University, São Paulo, Brazil, 2020. Statements: Ms. Patricia Leisnock declares that none of the following events have occurred during the last five (5) years: (i) any criminal conviction, even if not final and unappealable, with an indication of the stage at which it is in process; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties imposed, even if not final and unappealable, indicating whether the corresponding proceeding is under appeal to the National Financial System Appeals Council; (iii) final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity. Ms. Patricia Leisnock declared, therefore, that she is qualified to practice her professional activities. Ms. Patricia Leisnock declared that she is not considered a Politically Exposed Person, under the terms of the applicable regulations.
Management Bodies:
Management Body	Election date	Term of office	Elective position occupied	Investiture date	Elected by the controlling party	Start date of first term
Belongs only to the Fiscal Council	11/14/2024	ASM 2025	Member of the Fiscal Council (alternate)	11/14/2024	No	11/14/2024

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Name: Leonardo José da Silva Neves Gonzaga		ITIN: 071.082.207-33	Profession: accountant		Date of Birth: 02/25/1977
Professional Background:	Mr. Leonardo José da Silva Neves Gonzaga's main professional experiences in the last five years are: (i) BIOMM S.A., as a member of the Audit Committee from 2018 to 2022. Main Activity of the Company: Biopharmaceutical; (ii) Energisa S.A., as an alternate member of the Fiscal Council, since 2023. Main Activity of the Company: electricity sector; and (iii) Brasiliana Participações S.A., as an alternate member of the Fiscal Council, since 2024. Main Activity of the Company: holding. Statements: Mr. Leonardo José da Silva Neves Gonzaga declares that none of the following events have occurred during the last five (5) years: (i) any criminal conviction, even if not final and unappealable, with an indication of the stage in which he is in process; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties imposed, even if not final and unappealable, indicating whether the corresponding proceeding is under appeal to the National Financial System Appeals Council; (iii) final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Leonardo José da Silva Neves Gonzaga declared, therefore, that he is qualified to practice his professional activities. Mr. Leonardo José da Silva Neves Gonzaga declared that he is not considered a Politically Exposed Person, under the terms of the applicable regulations.
Management Bodies:
Management Body	Election date	Term of office	Elective position occupied	Investiture date	Elected by the controlling party	Start date of first term
Belongs only to the Fiscal Council	11/14/2024	ASM 2025	Member of the Fiscal Council (alternate)	11/14/2024	No	11/14/2024

84

7.4 – Composition of the statutory committees and the audit, financial and remuneration committees

Not applicable, because, on this date, the candidate for the Fiscal Council does not participate in any statutory or non-statutory committee of the Company.

7.5 – Existence of a marital relationship, common-law marriage or family relationship to the 2nd degree between the (a) management of the issuer, (b) (i) management of the issuer and (ii) management of direct or indirect subsidiaries of the issuer, (c) (i) management of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer, and (d) (i) management of the issuer and (ii) management of the issuer direct or indirect parent companies

There is no relationship for the appointed member of the Fiscal Council.

7.6 – Inform about subordination, provision of service or control relationships maintained, in the last 3 fiscal years, between the issuer management and: (a) company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital , (b) direct or indirect controller of the issuer; (c) if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons

There is no relationship for the appointed member of the Fiscal Council.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations